UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

File No. 812-13755

In the matter of:	x
RiverPark Advisors, LLC; and	x
RiverPark Advisors ETF Trust

Second Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Section 12(d)(1)(j) of the Act, for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act.

All communications and orders to:

RiverPark Advisors, LLC c/o Morty Schaja RiverPark Advisors, LLC 156 West 56th Street New York, NY 10019	RiverPark Advisors ETF Trust c/o Morty Schaja RiverPark Advisors, LLC 156 West 56th Street New York, NY 10019
[___Distributor__]

With a copy to: Kathleen H. Moriarty, Esq. Katten Muchin Rosenman LLP 575 Madison Avenue New York, NY 10022

Page 1 of  113 sequentially numbered pages (including exhibits).
As filed with the Securities and Exchange Commission on  December 22, 2010

TABLE OF CONTENTS

I.	INTRODUCTION			1
	A.	Summary of Application		1
	B.	Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission		5
	C.	Issues Raised by the Concept of an Actively Managed ETF		5

II.	THE APPLICANTS AND OTHER PRINCIPAL PARTIES			6
	A.	The Trust		6
	B.	The Adviser and Sub-Adviser		7
	C.	The Distributor		8
	D.	Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent		9

III.	THE APPLICANTS’ PROPOSAL			9
	A.	Reason for Proposal		9
	B.	Description of the Funds		11
		1.	Investment Objectives and Strategy	13
		2.	Implementation of Investment Strategy	15
		3.	Additional Policies	16
		4.	Management of the Funds	18
	C.	Regulatory Concerns		18
		1.	The Trust and the Funds	18
		2.	Potential Discrimination Among Beneficial Owners	19
		3.	Potential Conflicts of Interest	21
		4.	Additional Concerns Raised by the Staff	23
		5.	Other Regulatory Concerns	24
	D.	Description of Purchase and Redemption Provisions		24
		1.	Portfolio Turnover	25
		2.	Fund Transparency	25
	E.	Capital Structure and Voting Rights; Book-Entry		28
	F.	Exchange Listing		29
	G.	Sales of Shares		30
		1.	General	30
		2.	Payment Requirements for Creation Units	34
		3.	Placement and Acceptance of Creation Unit Purchase Orders	40
		4.	Purchases Through the Shares Clearing Process	40
		5.	Purchases “Outside” the Shares Clearing Process	40
		6.	Rejection of Creation Unit Purchase Orders	42
	H.	Pricing		43
	I.	Redemption		44
	J.	Qualification as a Regulated Investment Company		48
	K.	Dividends, Distributions and Tax		49

i

	L.	Dividend Reinvestment Service		50
	M.	Shareholder Transaction and Distribution Expenses		51
	N.	Shareholder Reports		51
	O.	Availability of Information		51
	P.	Sales and Marketing Materials and Prospectus Disclosure		53
	Q.	Procedure by Which Shares Will Reach Investors: Disclosure Documents		56

IV.	IN SUPPORT OF THE APPLICATION			59
	A.	Summary of the Application		59
	B.	Benefits of the Proposal		62
		1.	Intra-Day Trading	62
		2.	Maintaining a Competitive Position in the Global Securities Markets	63
		3.	Trading History of Similar Products	63
	C.	The Product Does Not Raise Concerns		65
		1.	Structure and Operation of the Trust and its Funds Compared to Index-ETFs and Other Actively Managed ETFs	65
		2.	Investor Uses and Benefits of Products	68
		3.	The Commission Should Grant the Exemptive Relief Requested	70

V.	REQUEST FOR ORDER			70
	A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)		70
	B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1 Section 22(d) of the Act provides in part, that:		73
	C.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)		77
	D.	Exemption from the Provisions of Section 22(e)		84
	E.	Exemptions from the Provisions of Section 12(d)(1)		88
		1.	Concerns Underlying Sections 12(d)(1)(A) and (B)	89

VI.	EXPRESS CONDITIONS TO THE APPLICATION			95
	A.	Actively Managed Exchange Traded Relief		95
	B.	Section 12(d)(1) Relief		96

VII.	NAMES AND ADDRESSES			99

AUTHORIZATION RIVERPARK ADVISORS, LLC				102

AUTHORIZATION RIVERPARK ADVISORS ETF TRUST				103

APPENDIX A				1
2. RiverPark Short Term High Yield ETF				2

APPENDIX B -				1

INDEX OF CERTAIN DEFINED TERMS				1

ii

I.           INTRODUCTION

A.	Summary of Application

RiverPark Advisors, LLC (“Adviser”), RiverPark Advisors ETF Trust (“Trust”) and ________ (“_______”) as Distributor (defined below) and all other undersigned applicants1 (collectively, “Applicants”), by this Second Amended and Restated Application dated December 22, 2010 (“Application”) hereby apply for and request an order under Section 6(c) of the Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and from Rule 22c-1 under the Act, under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (“Order”). Applicants request that the order requested herein apply to the three initial series of the Trust identified and described in Appendix A hereto (“Initial Funds”), and other open-end management investment companies, or series thereof, that may be created in the future as well as future series of the Trust (“Future Funds”).  Any Future Fund will (a) be advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser and (b) comply with the terms and conditions of the Application.  The Initial Funds and all Future Funds are collectively referred to herein as the “Funds”.  The requested Order would permit, among other things:

•
shares (“Shares”) of the Funds, which are actively managed open-end management investment companies, to trade on one or more national securities exchanges as defined in Section 2(a)(26) of the Act (collectively, “Exchange”) at prices set by the market rather than at net asset value (“NAV”) per Share;

____________________
1 All existing entities that intend to rely on the requested Order have been named as Applicants.  Any existing or future entity that subsequently relies on the Order will comply with the terms and conditions of this Application.

•	Shares to be redeemable in large aggregations only;

•	certain Funds that invest in foreign equity securities to pay redemption proceeds more than seven calendar days after Shares are tendered for redemption;

•	certain affiliated persons of the Funds to buy securities from, and sell securities to, the Funds in connection with the “in-kind” purchase and redemption of the Shares;

•	Investing Funds (as defined below) to acquire Shares of the Funds beyond the limitations in Section 12(d)(1)(A);

•	the Funds, any principal underwriter for a Fund and any Broker (as defined below) to sell Shares of the Funds to an Investing Fund (as defined below) beyond the limitations in Section 12(d)(1)(B); and

•	a Fund to sell its Shares to and redeem its Shares from an Investing Fund (as defined below) of which the Fund is an affiliated person or an affiliated person of an affiliated person.

Applicants believe that (a) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and (b) with respect to the relief requested pursuant to Section 17(b), the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the investment objective and policy of each Fund; and the proposed transactions are consistent with the general purposes of the Act.

With respect to Section 12(d)(1), the Applicants are requesting relief (“Investing Funds Relief”) to permit management investment companies and unit investment trusts (“UITs”) registered under the Act that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Funds (such registered management investment companies are referred to herein as “Investing Management Companies”, such UITs are referred to herein as “Investing Trusts” and Investing Management Companies and Investing Trusts are collectively referred to herein as “Investing Funds”), to acquire Shares beyond the limitations in Section 12(d)(1)(A) and to permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 (“Exchange Act”) and such persons registered under the Exchange Act (“Brokers”), to sell Shares beyond the limitations in Section 12(d)(l)(B). Applicants request that any exemption under Section 12(d)(1)(J) from Sections 12(d)(1)(A) and (B) apply to: (1) each Fund that is currently or subsequently part of the same “group of investment companies” as the Initial Funds within the meaning of Section 12(d)(1)(G)(ii) of the Act, as well as any principal underwriter for the Funds and any Brokers selling Shares of a Fund to Investing Funds, as defined below; and (2) each Investing Funds that enters into a participation agreement (“Investing Fund  Participation Agreement”) with a Fund.  The term “Investing Funds” does not include the Funds.

Applicants believe that the exemptive relief requested under Section 12(d)(1)(J) is appropriate. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, "the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act's restrictions against investment companies investing in other investment companies are not repeated."2 The Applicants believe that the conditions for relief, described at length herein, adequately address the concerns underlying Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and that a grant of relief would be consistent with Section 12(d)(1)(J) of the Act.

____________________
2      H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).

In connection with the Investing Funds Relief sought, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons, or affiliated persons of affiliated persons.

All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the application. An Investing Fund may rely on the Order only to invest in Funds and not in any other registered investment company.  The Investing Fund Participation Agreement will also include this acknowledgement.

B.	Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission

The Applicants seek relief to permit actively managed Funds to issue exchange-traded Shares, substantially similar to the relief granted by the Commission to investment companies currently operating as exchange traded fund (“ETFs”) described in this Application.  In addition, the relief requested in this Application is virtually identical  to the relief described in recent exemptive applications concerning actively managed ETFs, specifically the exemptive relief granted to Grail Advisers to which the Advisor is a subadvisor to four existing ETFs.3

C.	Issues Raised by the Concept of an Actively Managed ETF

Applicants note that the Commission, in addition to reviewing the individual applications for Active ETF Orders, on several occasions has considered issues relating to the concept of an actively managed ETF; for example, the Commission previously sought public comment to help assist in its consideration of proposals for actively managed ETFs4. Also, the Director of the Commission’s Division of Investment Management  (“Division") has spoken about efforts to approve active ETFs for the market5 and the Commission has issued a proposed rule that would permit certain index-based ETFs (“Index-ETFs”) and actively managed ETFs certain to operate without first seeking and obtaining individual exemptive relief6.

____________________
3      See, In the Matter of Grail Advisors, LLC, et al., IC Rel. Nos. 28571 (Dec. 23, 2008) (notice) and 28604 (Jan. 16, 2009) order (“Grail Order”). The four current active ETFs relying on the Grail Order are referred to herein as the “Grail Active ETFs”).  See also, In the Matter of WisdomTree Asset Management, Inc. and WisdomTree Trust, IC Rel. No. 28419 (September 29, 2008) (notice) and IC Rel. No. 28471 (October 27, 2008) (order) (“WisdomTree Order”) ; In the Matter of First Trust Advisors L.P. First Trust Portfolios L.P. and First Trust Exchange-Traded Fund III, IC Rel. No. 28421 (September 29, 2008) (notice) and IC Rel. No. 28468 (October 27, 2008) (order) (“First Trust Order”); In the Matter of PowerShares Capital Management LLC, et al., IC Rel. No. 28411 (September 29, 2008) (notice) and IC Rel. No. 28467 (October 27, 2008) (order) (“PowerShares Order”), amending In the Matter of PowerShares Capital Management LLC, et al., IC Rel. No. 28140 (February 1, 2008) (notice) and IC Rel. No. 28140 (February 27, 2008) (order) (such orders are collectively referred to herein as “Active ETF Orders”).

4      See, “SEC Concept Release: Actively Managed Exchange-Traded Funds,” IC Rel. No. 25258 (Nov. 8,2001) (hereinafter, “Concept Release”).

5      Andrew J. Donohue, Keynote Address at the Practicing Law Institute Investment Management Institute 2007 (Apr. 12, 2007) (“The Division is also continuing to consider the issues involved with proposals for actively-managed ETFs”) available at http://www.sec.gov/news/speech/2007/spch041207ajd.htm.

6 See, Exchange-Traded Funds, ICA Rel. No. 28193 (March 11, 2008) (“ETF Rule Proposal”).

As this Application seeks exemptive relief for actively managed Funds to issue their exchange-traded shares, the Applicants have addressed not only the customary issues raised by an Index-ETF proposal, but also the additional issues the Commission raised concerning the concept of an actively managed ETF.

II.           THE APPLICANTS AND OTHER PRINCIPAL PARTIES

A.	The Trust

 The Trust, which is organized as a Delaware statutory trust, will be an open-end management company. The Trust will offer and sell its securities pursuant to a registration statement on Form N-1A (“Registration Statement”) filed with the Commission under the Securities Act of 1933 (“Securities Act”) and the Act. The Trust will be overseen by a Board of Trustees (“Board”).

Although the Trust will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any individual Fund will be marketed or otherwise held out as an “open-end investment company” or a “mutual fund” in light of the features (described herein) that make the Trust significantly different from what the investing public associates with a traditional mutual fund. Instead, the Trust will be marketed as an “actively managed exchange-traded fund” or “actively managed ETF, or more specifically, a “transparent actively managed exchange-traded fund or “transparent actively managed ETF”, an ETF,  an “investment company”, a “fund”, or a “Trust” offering Shares. In addition, each Fund’s prospectus (“Prospectus”) and advertising material will prominently disclose that the Fund is an “actively managed ETF or, more specifically, a “transparent actively managed ETF”.7

____________________
7      Each Initial Fund as well as each other Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009) before offering its Shares.

Each of the Funds intends to qualify as a “regulated investment company” (“RIC”) under the Internal Revenue Code (“Code”). Among other things, each Fund must meet certain diversification tests imposed by the Code in order to satisfy RIC requirements.

B.	The Adviser and Sub-Adviser

The Adviser will be the investment adviser to each of the Funds. The Adviser is a Delaware limited liability company, with its principal office located at 156 West 56th Street, 17th Floor, New York, NY 10019.  The Adviser is registered with the Commission as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (“Advisers Act”).  The Adviser currently acts as sub-adviser to existing actively managed ETFs for which Grail Advisers is the adviser and plans to launch ETFs that will be managed similarly to such existing ETFs.  The controlling shareholder and CEO of the Adviser was formerly President and COO of BAMCO, the adviser of Baron Funds, and served on the public board for Baron’s mutual funds.

The Adviser may enter into a sub-advisory agreement with one or more investment advisers each of which will serve as sub-advisers to a Fund (each, a “Sub-Adviser”).  Each Sub-Adviser will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

Each Sub-Adviser may have a number of other clients, which may include open-end management investment companies that are registered under the Act, separately managed accounts for institutional investors, privately offered funds that are not deemed to be “investment companies” in reliance on Sections 3(c)(1), (3)(c)(7) or 3(c)(11) of the Act, and business development companies (collectively, “Client Accounts”)

C.	The Distributor

The Trust will enter into a distribution agreement with one or more distributors. Each distributor will be a Broker and will act as distributor and principal underwriter (“Distributor”) of one or more of the Funds. Each Distributor will distribute Shares on an agency basis.

_______, a ________ corporation and a Broker, will act as the initial Distributor and will comply with the terms and conditions of this Application.  Any other Broker appointed to act as Distributor will also comply with the terms and conditions of this Application.  _______ is not affiliated with the Advisor, the Custodian, the Administrator of the Funds nor ____________ ___________________.

D.	Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent

 Each Fund will have an administrator (“Administrator”), custodian (“Custodian”), fund accountant (“Fund Accountant”), transfer agent (“Transfer Agent”), dividend disbursing agent (“Dividend Disbursing Agent”) and may have a securities lending agent (“Securities Lending Agent”) of  securities currently held in its portfolio (“Portfolio Securities”). The identity of the Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent, and Securities Lending Agent will be disclosed in the Fund’s Prospectus and/or statement of additional information (“SAI”) for each Fund. The performance of the duties and obligations of each of these service providers will be conducted in accordance with the provisions of the Act and the rules thereunder. The Trust and the Securities Lending Agent will comply with guidelines of the Commission staff regarding the lending of portfolio securities of an open-end investment company. As discussed below, subject to the approval of the Board, an affiliate of the Adviser or Sub-Adviser may provide administration, custody, fund accounting, transfer agency, and dividend disbursement services to the Funds.

III.           THE APPLICANTS’ PROPOSAL

A.	Reason for Proposal

Applicants wish to make available, in response to market demand, a registered investment company security that provides full transparency, intra-day liquidity and low-cost exposure to an actively managed portfolio of liquid securities. The Applicants expect that the Shares, because they can be bought and sold continuously throughout the day, will appeal to both tactical and other traders as well as to  investors that have a longer term investment horizon that are currently invested in conventional mutual fund shares, which can be bought and sold only at a price calculated once per day, following the close of trading on the New York Stock Exchange (“NYSE”) (which is usually 4:00 p.m. ET) but prefer the ability to purchase or sell their investment at a price and time that they make their investment decision during the trading day.

There are clear benefits for investors by listing Shares for trading on an Exchange.  The most important benefit is that investors will have full transparency to the portfolio Securities held by each Fund (“Portfolio Securities”) on a daily basis in contrast to traditional actively managed mutual funds that disclose holdings quarterly to investors with a time lag.  Additionally, transactions in Shares effected on an Exchange between buyers and sellers would not involve the Fund, and, thus, would not disrupt the Fund’s portfolio management or cause the Fund to incur any transaction costs.

The Applicants also expect the Shares to appeal to broker-dealers, investment advisers, financial planners, and others acting as intermediaries on behalf of their clients or customers. An actively managed ETF (such as that proposed by the Applicants) can provide such investors with important tax benefits and cost savings relative to a comparable traditional mutual fund investment.

The Applicants believe that offering an actively managed ETF would provide significant benefits to investors and that a grant of relief would be consistent with Section 6(c) of the Act. The Applicants believe that the Shares would provide the following benefits, among others:

•	Provide investors with the full transparency of current Portfolio Securities offered by an actively managed ETF in contrast to active managed mutual funds which offer no such information;

•	Provide investors with exposure to the potentially above-market return opportunities offered by an actively managed ETF;

•
Provide investors with low-cost exposure to an actively managed portfolio of liquid securities, through Shares that can be traded throughout the day at prices that reflect minute-by-minute market conditions rather than end-of-day prices;[8]

•
Provide investors with an opportunity to obtain through their brokerage or advisory relationships a portfolio of liquid securities selected by the Adviser and/or any Sub-Advisers according to such Adviser’s and/or Sub-Advisers’ investment criteria with significantly lower transaction costs than if they purchased individual securities;

•	Provide investors with a generally more tax-efficient investment that offers significantly greater transparency than a comparable mutual fund investment;

____________________
8      In other words, investors can “trade the market” in one transaction.

•	Provide short-term investors with an investment option that will not disrupt the portfolio management of the Fund; and

•	Provide a security that should be freely available in response to market demand.

B.	Description of the Funds

Each Fund will offer Shares that will be listed and traded on one or more Exchange.  The Fund’s primary listing Exchange (“Listing Exchange”) will not be affiliated with the Trust, the Funds, the Adviser, any Sub-Adviser or the Distributor. The Shares will not be individually redeemable by the Fund but will trade on the Exchange as individual Shares.

Applicants observe that the ETF structure and operation is no longer novel. For well over a decade, the Commission has had an opportunity to review the operation of ETFs to determine that they would not lead to abuses that the Act addresses.  At the end of 2009, there were more than 750 of these products traded on Exchanges.9  In addition, several actively-managed ETFs have been trading since April 2008, and those actively managed ETFs currently sub-advised by the Advisor have been trading since October, 2009, and are no longer novel.

The Applicants’ proposal involves transparent actively managed ETFs whereby each Fund will pursue its investment objective by investing in  securities that each Fund’s Adviser and/or Sub-Adviser believes will enable the Fund to achieve its stated investment objective (based on the proprietary fundamental analysis and research of that Adviser and/or Sub-Adviser).

During the past decade, the degree of portfolio management used by ETFs has progressed from (a) passive, strict index replication strategies (b) sampled and/or optimized index portfolio strategies and enhanced rules-based strategies or (c) replication and/or representative sampling strategies to indices created according to methodologies designed by an affiliate of the adviser, to (d) the actively managed strategies used by ETFs relying upon the Active ETF Orders.  Each Fund will provide full transparency of its Portfolio Securities). Applicants submit that the transparency process, the operation of the Funds and the Funds’ arbitrage mechanism, for all practical purposes, will be identical to the operation and arbitrage mechanism the ETFs currently trading pursuant to relief granted pursuant to the Active ETF Orders (“Current Active ETFs”).

____________________
9      By Rob Silverblatt, Rob, “ETFs Cross $1 Trillion Mark” (January 14, 2010) (available at:
http://www.usnews.com/money/blogs/Fund-Observer/2010/01/14/etfs-cross-1-trillion-mark

Applicants further believe that the full transparency of the Fund’s Portfolio Securities will mitigate the potential conflicts of interest that might arise as a result of any Sub-Adviser’s active investment management of its relevant Fund. In addition, the Adviser, the Sub-Advisers and the Funds each will have adopted policies and procedures to address any potential conflicts of interest, all as discussed herein.

Applicants submit that (a) the Funds will operate, function and trade in a manner very similar to the other actively managed ETFs that are currently in the marketplace, (b) the process for ensuring each Fund’s transparency adequately resolves the concerns that might arise from the active nature of the Funds and (c) the Funds merit the requested relief.

1.           Investment Objectives and Strategy

Pursuant to the relief requested herein, the Adviser and each Sub-Adviser will seek to achieve each Fund’s investment objective by utilizing an active management investment strategy.

The Initial Funds and Future Funds may invest and hold the following  as Portfolio Securities: equity securities (“Equity Funds”), fixed income securities (“Fixed Income Funds”) or a combination of both equity and fixed-income securities (“Combination Funds”) traded in the U.S. or non-U.S. markets. Funds that invest in domestic equity securities (“Domestic Equity Funds”), domestic fixed income securities (“Domestic Fixed Income Funds”) or a combination of domestic equity and fixed income securities (“Domestic Combination Funds”) are collectively referred to herein as “Domestic Funds”.  Funds that invest in foreign equity securities (“Foreign Equity Funds”), foreign fixed income securities (“Foreign Fixed Income Funds”) or a combination of foreign equity and fixed income securities (“Foreign Combination Funds”) are collectively referred to herein as “Foreign Funds”. Funds that invest in foreign and domestic equity securities are “Global Equity Funds,” Funds that invest in foreign and domestic fixed income securities are “Global Fixed Income Funds” and Combination Funds that invest in foreign and domestic equity and fixed-income securities are “Global Combination Funds” (collectively, “Global Funds”).  The investment strategies of the Initial Funds are described in Appendix A.

To the extent that the Adviser intends to select any Sub-Advisers for any Funds, the Adviser intends to select advisory firms that have a minimum of two years experience in managing Client Accounts having a substantially similar investment objective as the Fund and using the same or a similar investment management strategy as the Fund. In this regard, the same research, investment process and investment models are expected to be used by the Sub-Adviser in managing the Fund as are used in managing its Client Accounts. The Adviser and Sub-Advisers will adopt compliance policies and procedures that are designed to address any conflicts of interest raised by the side-by-side management of the Funds and the Client Accounts (“Conflicts Policies and Procedures”), as well as those policies described in Sections III.C.4 and III.G below with respect to trading in the Portfolio Securities held by any Fund on the four days of the year that are a last day of a calendar quarter.  In utilizing an active management investment style, the Adviser and any Sub-Advisers may use internal and external research as well as proprietary fundamental analysis and consideration of economic trends to execute a Fund’s investment strategy.

2.           Implementation of Investment Strategy

In order to implement each Fund’s investment strategy, Applicants observe that  the Adviser and Sub-Advisers of a Fund may review and change a Fund’s Portfolio Securities throughout each trading day. On each business day, which means any day the Trust is open for business, including as required by Section 22(e) of the Act (“Business Day”), the Fund will disclose on the Trust’s website (“Website”) the identities, quantities and respective percentages of the individual Portfolio Securities (“Portfolio Securities Disclosure List”) and other assets held by the Fund  that formed the basis of the Fund’s most recent calculation of NAV10.

The Adviser and the Sub-Adviser will not disclose the Portfolio Securities Disclosure List of any Fund before such information is publicly disclosed on the Website and therefore available to the entire investing public.  Notwithstanding the foregoing, prior to publishing a Fund's applicable Portfolio Securities Disclosure List on the Website, the Adviser and Sub-Adviser may disclose changes made with respect to such Fund’s Portfolio Securities that will form the basis of such Fund’s calculation of NAV per Share at the end of the Business Day to Authorized Participants and Exchange Market Makers,11 the Chief Compliance Officers of the Trust, the Adviser and the Sub-Adviser for purposes of such persons’ monitoring of compliance with each entity’s Code of Ethics (as defined below) or other regulatory issues under the “federal securities laws,” as defined in Rule 38a-1 of the Act.

____________________
10 A description of how the Fund's NAV (hence NAV per Share) is calculated is contained herein in Section III. D.2 below.

11 Any member firm of a Listing Exchange that is designated to act as a market maker, or otherwise chosen, selected or appointed to maintain or make a market, for such Fund Shares is referred to herein as an “Exchange Market Maker”.  The term Exchange Market Maker includes, but is not limited to, a “Lead Market Maker” and a “Designated Liquidity Provider” as each is defined below.

3.           Additional Policies

a.	General

Each Fund will adopt certain fundamental policies consistent with the Act and will be classified as “diversified” or “non-diversified” under the Act. In addition, each Fund intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a RIC for purposes of the Code in order to relieve the Funds of any liability for federal income tax to the extent that earnings and gains are distributed to shareholders as required under the Code.

Each Fund generally will seek to be fully invested but may take temporary defensive positions through investment in cash and other high quality investments. In pursuing its investment objective, a Fund may (but is not obligated to) short-sell securities, including shares of unaffiliated ETFs. 12

Each Fund may lend its Portfolio Securities. In connection with such loans, the Fund will receive liquid collateral equal to at least 102% of the value of the Portfolio Securities being lent. This collateral will be marked to market on a daily basis.

____________________
12      Neither the Initial Funds nor any Future Fund relying on the Order will invest in options contracts, futures contracts or swap agreements unless and until the commission’s Division of Investment Management (“Division”) has finalized  its examination of derivatives use by all funds registered under the  Act (as announced  on March 26, 2010 by the Director of the Division at the SEC Speaks 2010 conference) and has issued guidelines for their use by such funds, including  ETFs ("Derivative Guidelines") . Thereafter, all Funds relying on the Order,  including the Initial Funds, will comply with the requirements, limitations and conditions  set forth in the Derivative Guidelines in connection with any investments made in  options contracts, futures contracts or swap agreements and accordingly will include appropriate disclosures in the Prospectus for each such Fund.

Additional investment policies and strategies will be described in the Prospectus for each Fund.

b.	Depositary Receipts

Applicants do not believe that investment in ADRs will adversely affect the Funds. Neither the Adviser nor any Fund Sub-Adviser nor any of their affiliates will serve as a Depository for any ADRs acquired by a Fund. The identity of the Depository of any ADR will not be a criteria used by the Adviser, Sub-Adviser or Fund in selecting Portfolio or Deposit Securities, as defined below.

Applicants anticipate that many, if not all of the Foreign Funds and Global Funds will invest a significant portion of their assets in depositary receipts representing foreign securities in which they seek to invest (“Depositary Receipts”).  Depositary Receipts are typically issued by a financial institution (a “Depository”) and evidence ownership interests in a security or a pool of securities (“Underlying Securities”) that have been deposited with the Depository.13

To the extent that a Foreign Fund or a Global Fund invests in Depositary Receipts, the Depositary Receipts will be listed on an Exchange or a foreign exchange.  No Foreign Fund or Global Fund will invest in any Depositary Receipts that the Adviser or the Sub-Adviser deems to be illiquid or for which pricing information is not readily available.

____________________
13           Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). With respect to ADRs, the Depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. ADR trades occur either on an Exchange or off-exchange. Financial Industry Regulatory Authority (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the Depositary may be a foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants or any Sub-Adviser will serve as the Depositary for any Depositary Receipts held by a Fund.

4.           Management of the Funds

While each Fund will be managed by the Adviser and, if applicable, Sub-Advisers, the Board will have overall responsibility for the Funds’ operations. The composition of the Board will be in compliance with the requirements of Section 10 of the Act.

C.	Regulatory Concerns

In the Concept Release, the Commission stated that, in evaluating any specific proposal for an actively managed ETF, it will consider whether the proposal presents any new regulatory concerns. The Applicants have considered the regulatory concerns that the Commission identified in the Concept Release, as well as concerns raised by members of the staff of the Division of Investment Management (“Staff”), and have addressed them below. Applicants believe that no other regulatory concerns are raised by Applicants as described herein.

1.           The Trust and the Funds

Applicants intend to make clear in this Application that the Trust and the Funds will be structured and operated almost identically to the Current Active ETFs trading on the NYSE Arca, Inc. Exchange (“NYSE Arca”) or other Exchanges, including The Nasdaq Stock Market LLC (“Nasdaq”).  Applicants submit that the structure and operation of the Trust and the Funds should be very familiar to investors and market participants who use ETFs, especially the Current Active ETFs, and that the Funds’ arbitrage mechanism will function identically to the arbitrage mechanism in effect for such ETFs.  As discussed herein, the relief sought is no longer novel, even to the extent that it pertains to an actively managed ETF; and Applicants believe that the full transparency of the Funds' Portfolio Securities and Basket Securities (defined below)   and  the other features of the Funds, as described in the Application, are fully responsive to the Commission’s regulatory concerns over actively managed ETFs, thereby making the Trust and  the Funds appropriate vehicles for the relief sought in the Application.

2.           Potential Discrimination Among Beneficial Owners

The first potential regulatory concern the Commission raised in the Concept Release relates to Section 1(b)(3) of the Act, which states that the public interest and the interest of investors are adversely affected when investment companies issue securities containing inequitable or discriminatory provisions. The Commission observed that one potential difference between an Index-ETF and an actively managed ETF is that, in the latter case, significant deviations could develop between the market price and the NAV of the actively managed ETF’s shares. The Commission also observed that it might be possible that, during any particular time, the NAV of an actively managed ETF could be increasing while the market price of its shares could be falling, and vice versa.

The Applicants’ proposal for full transparency of each Fund’s individual Portfolio Securities by means of publishing the Portfolio Securities Disclosure List,  as well as disclosure of each of the component securities in its Deposit Securities Basket14 and Redemption Securities Basket,15  respectively, as described above,  is designed for efficient arbitrage, thus avoiding the possibility that significant deviations could develop between the market price of a Fund’s Shares and the NAV per Share.  The Applicants are highly confident that, because they will be providing full disclosure of each Fund’s Portfolio Securities and Basket Securities, Exchange Market Makers will be able to maintain reasonable spreads between the bid and offer prices of each Fund’s Shares, and, therefore, cause the market price of such Shares to track their NAV per Share closely. The Applicants do not expect either that (i) the deviations between the market price and the NAV per Share to be significant in magnitude or frequency or (ii)  the possibility that  NAV per Share increases while the market price of such Shares decreases (or vice versa) for any lengthy period of time, is likely to occur.  Either situation scenario would signal a fundamental breakdown in the arbitrage process (possibly occasioned by market participants) rather than the existence of inequitable or discriminatory provisions in the ETF structure. Neither scenario could be reasonably attributed to the actively managed nature of the Funds.

____________________
14           The “Deposit Securities Basket” to be delivered to each Fund in connection with the purchase of one or more Creation Units will be comprised of individual securities specified by the Adviser for such purpose (“Deposit Securities”).

15           The “Redemption Securities Basket” to be delivered by each Fund in connection with the redemption of one or more Creation Units will be  comprised of individual securities specified by the Adviser for such purpose (“Redemption Securities”).  Deposit Securities and Redemption Securities are collectively referred to herein as “Basket Securities” and Deposit Security Baskets and Redemption Security Baskets are collectively referred to herein as “Baskets”.

In connection with its Section 1(b)(3) concerns, the Commission also questioned whether the operation of an actively managed ETF would place investors who have the financial resources to purchase or redeem a Creation Unit16 at NAV in a different position than most retail investors who may buy and sell ETF shares only at market price. The Applicants do not believe that the issuance of the Shares in Creation Units by any Fund will give rise to any discriminatory treatment of shareholders, or create any imbalance of equities, of the type that Section 1(b)(3) of the Act was designed to prevent.  Moreover, the Applicants believe that the issuance of the Shares in Creation Units would present no greater risk of discriminatory or inequitable treatment of shareholders than may be presented by other ETFs.  Although all investors may have the same opportunity in a free market system to acquire investment vehicles, all investors do not have the same financial resources and, therefore, do not have the same ability to take advantage of all investment opportunities to the same degree.  The Commission approved the exemptive applications of all ETFs knowing that the arbitrage mechanism central to the economic viability of such ETFs is available only to those investors who have the financial resources to buy and sell Creation Units.  All qualifying investors have the same opportunity to buy and sell Creation Units, although they may not have the financial resources to do so.  Each Fund stands ready to sell and redeem Creation Units from an Authorized Participant under the terms and conditions described in this Application, which are substantially identical to the terms and conditions under which Creation Units of other actively managed ETFs and Index-ETFs are bought and sold every day under existing Commission exemptive orders.  Furthermore, the Advisor believes that the ability of Authorized Participants to purchase and sell Creation Units from each Fund will narrow the bid/ask spread and  provide an incentive to  intermediaries to cause the movement of the market prices of each Fund’s Shares to closely track  each Fund’s NAV per Share to the benefit of all investors.

____________________
16          Each Fund will set forth in its Prospectus a group of a specified number of individual Shares (each group of a specified number of individual Shares is defined as a “Creation Unit”) that will be will be redeemable as described below.

3.           Potential Conflicts of Interest

The second potential regulatory concern the Commission raised in the Concept Release relates to Section 1(b)(2) of the Act, which states that the public interest and the interest of investors are adversely affected when investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of persons other than shareholders, including directors, officers, investment advisers, other affiliated persons, underwriters, brokers, or dealers. The Commission observed that the operation of an ETF - specifically, the process in which a Creation Unit is purchased by delivering a basket of securities to the ETF, and redeemed in exchange for a basket of securities - may lend itself to certain conflicts of interest for the ETF’s investment adviser, which has discretion to specify the individual components of each such basket of securities. The Commission stated that these conflicts would appear to be minimized in the case of an Index-ETF because the universe of securities that may be included in the Index-ETF’s portfolio generally is restricted by the composition of its corresponding index. The Commission raised concerns that the same might not be the case for an actively managed ETF, because the increased investment discretion of the adviser to an actively managed ETF would seem to increase the potential for conflicts of interest. The Commission did not identify what specific conflicts of interest could arise because of this active management.  Applicants do not believe, however, the conflict raised by the proposal for the adviser to an actively managed ETF is any greater than for an adviser to any  actively managed discretionary account, such as a mutual fund.

Full transparency of each Fund’s Portfolio Securities via the Portfolio Securities Disclosure List was chosen precisely to maximize the tighter tracking of its Share prices and its daily NAV per Share. Applicants believe that the market for any Fund’s Portfolio Securities and its Basket Securities is simply too liquid, deep and competitive for the Adviser or Sub-Advisers or any affiliate of such persons to be able to take any action that could favor the interests of such persons to the detriment of the Funds’ shareholders. In short, the operation of the Funds, as described in this Application, does not raise any issues under Section 1(b)(2) with respect to the management of the Funds or the issuance of Shares.

Pursuant to rule 206(4)-7 under the Advisers Act, the Adviser and any Sub-Adviser will have written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. The Adviser and each Sub-Adviser have also adopted or will adopt policies and procedures to detect and prevent insider trading, as required under Section 204A of the Advisers Act, that, taking into account the nature of their business, are reasonably designed to prevent the misuse of material non-public information in violation of the Advisers Act, Exchange Act and rules thereunder. In addition, like the Adviser, the Distributor has adopted a Code of Ethics as required by rule 17j-1 under the Act that contains provisions reasonably necessary to prevent Access Persons (as defined in rule 17j-1) from engaging in any conduct prohibited by the rule.

The Adviser is not nor will it be registered as a broker-dealer. Except for the investment management services that the Adviser will provide to the Funds, the Adviser does not expect to provide any other services to the Funds.

Subject to the approval of the Board, an affiliated person of the Adviser (“Adviser Affiliate”) or an affiliated person of a Sub-Adviser (“Sub-Adviser Affiliate”) may provide custody, fund accounting, administration, transfer agency and dividend disbursement to the Funds. To the extent any Fund uses the services of any Adviser Affiliate, Sub-Adviser and/or Sub-Adviser Affiliate for the purposes described above, such activities will comply with the Act, the rules thereunder and the terms and conditions of this Application.

4.           Additional Concerns Raised by the Staff

As Applicants intend that (i) the Portfolio Securities Disclosure List for each Fund will be published before the open of regular trading on the NYSE and (ii) the NAV of each Fund will be calculated on a “T,” “trade-date” or “same day” basis17 on each of the four last days of a calendar quarter of each year (“Calendar Quarter-End Days”), the Staff expressed concern that such arrangement could provide opportunities for “front-running.”  Additionally, were Applicants to remedy this potential abuse by suppressing the publication of the Portfolio Securities Disclosure List on the four Calendar Quarter-End Days, the Staff was concerned that Fund portfolio transparency would be reduced, thus negatively affecting the arbitrage mechanism.

____________________
17           See Section III.D.2 below for a discussion of this accounting convention..

Accordingly, the Adviser has agreed to refrain from entering into both purchase and sale transactions with respect to all Portfolio Securities held by any Fund on those days when a “trade-date” or “same day” (“T” ) accounting convention is used to calculate the NAV for a Fund, i.e., each of the four Calendar Quarter-End Days; any Sub-Adviser to a Fund will be required to do the same.   Thus, the  Adviser has both eliminated the potential for the abusive practices raised by the Staff and preserved portfolio transparency on the four days when “T” accounting is implemented since the Portfolio Securities held by the Funds on each Calendar Quarter-End Day will be unchanged from the prior day’s Portfolio Securities Disclosure List.

5.           Other Regulatory Concerns

The Applicants are not aware of any other issues that could cause the Applicant Funds to operate differently from an Index-ETF or that could affect the willingness of investors to purchase Shares either on the secondary market or in Creation Units (defined below) from the Fund.

D.	Description of Purchase and Redemption Provisions

The Shares of each Fund will not be individually redeemable;  only individual Shares combined into one or more Creation Units to be specified in the Fund’s Prospectus will be redeemable. Creation Units will not be listed or traded.  The individual Shares of each Fund, however, will be listed on a Listing Exchange and traded in the secondary market in the same manner as other equity securities.  Applicants intend that the initial NAV per Share of each Fund be established at a level convenient for trading purposes.  The Funds will comply with the terms and conditions of this Application and of any order granted pursuant to this Application.

As mentioned above and described in more detail below, Applicants have determined that purchases and redemption of Creation Units shall be made generally by means of an “in-kind” tender of Deposit Securities and Redemption Securities, respectively, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum. This “in-kind” approach will minimize the need to liquidate a Fund’s Portfolio Securities to meet redemptions of Creation Units and to acquire Portfolio Securities in connection with purchases of Creation Units and should permit closer tracking of the market price of such Fund’s Shares and its NAV per Share. “In-kind” purchases and redemptions will be made only in Creation Units.

1.           Portfolio Turnover

Applicants do not expect portfolio turnover to have any significant impact on the tax efficiency or portfolio transaction costs of the Funds because the Funds expect to issue and redeem Shares primarily in exchange for the applicable in-kind Deposit Securities Baskets and Redemption Securities Baskets, respectively, thus minimizing the likelihood that portfolio turnover will lead to higher portfolio transaction costs and negative tax consequences.

2.           Fund Transparency

The Applicants believe that investors will have a reasonable expectation that the Funds, as actively managed ETFs, will be designed to enable efficient arbitrage and, thereby minimize the probability that Shares of each Fund will trade at a significant premium or discount to such Fund’s NAV per Share. The Applicants have considered the level of transparency of the  Portfolio Securities and the composition of the Deposit Securities Baskets and Redemption Securities Baskets necessary to allow for efficient arbitrage activity in the Shares.18

____________________
18           See, Concept Release at 10 (“[The] high degree of transparency in the investment operations of an ETF helps arbitrageurs determine whether to purchase or redeem Creation Units based on the relative values of the ETF shares in the secondary market and the securities contained in the ETF’s portfolio”).

After considering a variety of alternatives, the Applicants determined that the best approach to providing a level of transparency that permits efficient arbitrage without compromising the statutory and fiduciary responsibilities of the Adviser would be to provide full transparency of each Fund’s Portfolio Securities.

The NAV of each Fund will be calculated each Business Day as of the close of regular trading on the NYSE, generally 4:00 p.m. Eastern Time based on the portfolio holdings as of the prior day  in conformity with the standard mutual fund accounting convention which uses a “T+1” (trade date  plus the next Business Day (“+1”)) or “next day” basis for valuing all of such Fund’s Portfolio Securities held on such day, with the exception of the NAV calculation made on each of the four Calendar Quarter-End Days when a “T” basis is used for valuing such securities.19  This accounting convention reflects the fact that trades made on “T” are not processed until the next following Business Day, with the exception of trades made on each of the four Calendar Quarter-End Days which are processed using a “T” or “same day” basis  for NAV calculations on such days.  Therefore, the NAV of each Fund will be based on its Portfolio Securities held as of the prior Business Day, except for the NAV calculated on each of the four Calendar Quarter-End Days which will be based on its Portfolio Securities held on the same day that the NAV is calculated.  By way of illustration, a Fund’s NAV calculated after the close of regular trading on the NYSE  on Tuesday, December 28, 2010, would be calculated on the basis of its Portfolio Securities held after the close of regular trading on the NYSE on Monday, December 27, 2010 (the prior Business Day), whereas such Fund's NAV calculated after the close of regular trading on the NYSE  on Friday, December 31, 2010 would be calculated on the basis of its Portfolio Securities  held after the close of regular trading on the NYSE on the same day (December 31, 2010) because it is the last day of the fourth calendar quarter of 2010.20

____________________
19           Applicants note that this “next day” and “same day” NAV calculation process is the same as that currently used by most mutual funds and ETFs in general, and the Grail Active ETFs in particular. Each Fund will have in place procedures for the fair valuation of Portfolio Securities in calculating NAV.

20 See Section III.C.4 above and Section III.G.2. below for discussions of limitations on portfolio management on each of the four Calendar Quarter-End Days per year.

As discussed above, on each Business Day, the Adviser will publish free of charge on the Website (or provide a link to another website that will publish free of charge) the Portfolio Securities Disclosure List for each Fund that formed the basis of the Fund’s most recent calculation of NAV and each Fund’s NAV per Share, last-traded price and midpoint of the bid/ask spread as of such NAV calculation time (“Bid/Ask Price”); this Portfolio Securities Disclosure List for each Fund will also be fully available through unaffiliated third-party data vendors, such as Reuters. The Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing the estimated intraday NAV per Share based on the current value of each Fund’s Portfolio Securities contained in the Portfolio Securities Disclosure List as described in Section III.B.2. above.

The Applicants are highly confident that the full publication of each Fund’s Portfolio Securities Disclosure List and the periodic disclosure of changes to such Fund's Portfolio Securities as described above will enable  Exchange Market Makers to maintain reasonable spreads between the bid and offer prices of such Fund’s Shares. The Applicants do not believe that the Shares of any Fund will persistently trade in the secondary market at a significant premium or discount in relation to such Fund’s NAV per Share, or that premiums or discounts will be greater than or last any longer than the temporary deviations between market price and NAV per Share exhibited by Index-ETFs and the Current Active ETFs in today’s markets.  The Applicants believe that full publication of each Fund’s Portfolio Securities Disclosure List  and its relevant Baskets on a daily basis (including on each of the four Calendar Quarter-End Days per year), together with the fact that, by design, the individual Basket Securities have highly liquid and deep markets, will enable Exchange Market Makers to minimize bid/ask spreads, and that such spreads would fall within the range exhibited by Index-ETFs and Current Active ETFs.

The Adviser and any Sub-Adviser will adopt policies prohibiting their employees from disclosing or using any non-public information acquired through his or her employment, except as appropriate in connection with the rendering of services to the Funds.

E.	Capital Structure and Voting Rights; Book-Entry

Beneficial Owners of the Funds will have one vote per dollar with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and state law applicable to Delaware statutory trusts.  Shares will be registered in book-entry form only and the Funds will not issue individual Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“DTC”) or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of beneficial interests in such are referred to herein as “Beneficial Owners”) will be shown on the records of DTC or DTC participants (each, a “DTC Participant”). Beneficial Owners will exercise their rights in such securities indirectly through DTC and the DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of DTC and the DTC Participants.

F.	Exchange Listing

The Listing Exchange for Shares of each Fund will be  NYSE Arca or another Exchange.  The Distributor will serve as principal underwriter only of the Creation Units of Shares. The principal secondary market for Shares will be the  Listing Exchange. Shares of the Funds will be traded on an Exchange in a manner similar to the shares of ETFs trading today, including those of Current Active ETFs. It is expected that each Listing  Exchange will select, designate or appoint one or more Exchange Market Maker for such Fund's Shares.21

Applicants intend to satisfy all of the listing requirements necessary to maintain the Shares’ listing on the Exchange. This includes any minimum threshold requirements related to Beneficial Owners and any additional listing requirement the Exchange deems advisable. In addition, if a Fund ceases operation and terminates, the Exchange may remove the Shares of the Fund from listing and trading. As long as each Fund operates in reliance on the requested Order, Shares will be listed on an Exchange.

____________________
21           There will be at least one Exchange Market Maker  for a Fund's Shares on each Listing Exchange; so, for example, it is expected that NYSE Arca as  Listing Exchange would designate a “Lead Market Maker” and Nasdaq as Primary Listing Exchange would select a “Designated Liquidity Provider” to maintain a market for, such Fund's Shares. No Exchange Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within Section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares as discussed in section V.C. below.

G.	Sales of Shares

1.           General

The Trust will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received.  The NAV of each Fund will be determined as of the close of the regular trading session on the NYSE on each Business Day. The Trust will sell and redeem Creation Units of each Fund only on a Business Day which includes any day that a Fund is required to be open under Section 22(e) of the Act.

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares of each Fund will be purchased in Creation Units in exchange for the “in-kind” deposit, by the purchaser, of the applicable Deposit Securities Basket, together with the deposit of a specified cash payment in the manner more fully described below.22 Likewise, for such reasons and to minimize liquidity problems, it is presently expected that redemptions of Creation Units generally will be made by each Fund through delivery of the applicable Redemption Securities Basket and a specified cash payment in the manner more fully described below. Such an “in-kind” policy will minimize portfolio turnover and brokerage expenses.23

____________________
22           As a general matter, the Deposit Securities and Redemption Securities for each Fund will correspond pro rata to the Portfolio Securities held by such Fund. However, in limited circumstances, and only when doing so would be in the best interests of a Fund, each Fund may designate Deposit Securities and/or Redemption Securities that may not be an exact pro rata reflection of such Fund’s Portfolio Securities. This could occur, for example, in instances where a security may not be readily available. In the case of Fixed Income Funds, because it is often impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement, there may be minor differences between the Deposit Securities or Redemption Securities and a true pro rata slice of a Fund’s Portfolio Securities. In addition, the Deposit Securities and Redemption Securities for any given Fund may differ slightly from each other in order to assist the Adviser in managing such Fund’s portfolio or as a result of corporate actions. Also, Deposit Securities and Redemption Securities for certain Funds may be Alternative Deposit Securities and/or  Alternative Redemption Securities as defined and discussed in the next paragraph.

23           As discussed above, the Adviser, the Sub-Adviser and the Distributor will each adopt a Code of Ethics (as required under Rule 17j-1 under the Act and Rule 204-2 under the Advisers Act) that will contain provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-l) from engaging in any conduct prohibited in Rule 17j-1. In addition, the Adviser and the Sub-Adviser will adopt Policies and Procedures to Detect and Prevent Insider Trading as required under Section 204A of the Advisers Act that are reasonably designed, taking into account the nature of their business, to prevent the misuse of material non public information in violation of the Advisers Act or Exchange Act or the rules or regulations thereunder.

The Fixed Income Funds and Combination Funds may substitute a cash-in-lieu amount to replace any Deposit Security or Redemption Security of a Fund that is a “to-be-announced transaction” or “TBA Transaction.”  A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to settlement date. The amount of substituted cash in the case of TBA Transactions for a Fund will be equivalent to the value of the TBA Transaction listed as a Basket Security for such Fund’s Baskets.24  The Trust may also permit, in its sole discretion, an “in-kind” purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities comprising a Deposit Securities Basket.  In order to preserve maximum efficiency and flexibility, the Trust reserves the right to determine in the future that Shares of one or more Funds may be purchased in Creation Units on a cash basis.  However, any decision to permit cash purchases of Creation Units, would be based on a determination by the Trust, the Adviser or the Sub-Adviser that such method would reduce the Trust’s transaction costs or would enhance the Trust’s operating efficiency. Applicants expect this would happen only in limited circumstances.

____________________
24           Applicants expect that a cash-in-lieu amount would replace any TBA transaction that is listed as a Deposit Security or Redemption Security of any Fund.

Transaction expenses, including operational processing and brokerage costs, may be incurred by a Fund when investors purchase or redeem Creation Units “in-kind” and such costs have the potential to dilute the interests of the Fund’s existing Beneficial Owners. Hence, each Fund may impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions. Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers. In those instances in which a Fund permits an “in-kind” purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Securities of a Deposit Securities Basket, the purchaser may be assessed a higher Transaction Fee on the “cash in lieu” portion of its investment to cover the cost of purchasing such necessary Deposit Securities, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such securities. The exact amounts of such Transaction Fees will be determined separately for each Fund and may vary over time.

The amount of the maximum Transaction Fee for each Fund will be set separately and will be fully disclosed in the Prospectus and the method of calculating such Transaction Fees will be disclosed in the Prospectus or SAI. Variations in the Transaction Fees may be imposed from time to time, as disclosed in the Prospectus, in accordance with Rule 22d-1 under the Act and the method of determining such variations will be disclosed in the SAI. From time to time and for such periods as the Adviser or the Sub-Adviser in its sole discretion may determine, the Transaction Fees for purchases or redemptions of Creation Units for any Fund may be increased, decreased or otherwise modified. Such changes and variations will be effected by an amendment or supplement to the then-current registration statement for the Fund. Such Transaction Fees will be limited to amounts that have been determined by the Fund to be appropriate and will take into account operational processing costs associated with the recent Basket Securities of the Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

Each Fund will issue, on a continuous offering basis, its Shares in one or more Creation Units consisting of a fixed number of Shares (e.g., 50,000 Shares) and such fixed number will be set forth in the Prospectus for each such Fund.  The initial price per Share of each Fund will fall in the range of $20 to $100.00 and accordingly, the price of a Creation Unit will be between $1,000,000 (assuming the lowest price of $20 per Share) and $5,000,000 (assuming the highest price of $100 per share).  Applicants believe that a convenient trading range will be between $20-$100 per Fund Share and each Fund reserves the right to declare a stock split if the trading price over time exceeds such price; the Prospectus for each such Fund will disclose these items

All orders to purchase Shares in Creation Units must be placed with the Distributor by or through an “Authorized Participant” which is either: (1) a “Participating Party”, i.e., a broker-dealer or other participant in the Continuous Net Settlement (“CNS”) System of National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission or (2) a DTC Participant, which, in either case, has signed a “Participant Agreement” with the Distributor.  An Authorized Participant is not required to be a member of an Exchange. As described below, the Distributor will be responsible for transmitting orders to the Funds and will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order that is not submitted in proper form.  Subsequent to the acceptance of an order to purchase Shares in Creation Units, upon delivery of the requisite Deposit Securities Basket(s) and Balancing Amount (as defined below), the Distributor will instruct the Trust to initiate “delivery” of the appropriate number of Shares of the applicable Fund to the book-entry account specified by the entity placing the order in the manner described below. The Distributor also will be responsible for delivering the Prospectus to those persons creating Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the Trust to implement the delivery of Shares. The Distributor may delegate certain administrative tasks to the Administrator.

2.           Payment Requirements for Creation Units

Payment with respect to Creation Units of each Fund placed through the Distributor will be made by the purchasers generally by an “in-kind” deposit with the Trust of the Deposit Securities Basket(s) together with an amount of cash specified by the Adviser or the Sub-Adviser that is equal to the difference between (1) the NAV (per Creation Unit) of a Fund and (2) the total aggregate market value (per Creation Unit) of such Deposit Securities Basket(s) (“Balancing Amount”).

The deposit of the requisite Deposit Securities and any Balancing Amount are collectively referred to herein as a “Portfolio Deposit”.  The Fund will make available on each Business Day, before the opening of trading on the Listing Exchange the list of the names and the required number of shares of each Deposit Security included in the current Portfolio Deposit  for the relevant Fund.  Such Portfolio Deposit will be applicable, subject to any adjustments to the Balancing Amount, as described below, in order to effect purchases of Creation Units of a given Fund until such time as the next-announced Portfolio Deposit composition is made available.

In addition, the Trust reserves the right, with respect to each Fund, to permit or require the substitution of an amount of cash (i.e., a “cash in lieu” amount) to be added to the Balancing Amount to replace any Deposit Security that: (1) may be unavailable or not available in sufficient quantity for delivery to the Trust upon the purchase of Shares in Creation Units, (2) may not be eligible for transfer25  through the Shares Clearing Process (as defined below) or (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting.  When such cash purchases of Creation Units are made available for a Fund, they will be effected in essentially the same manner as “in-kind” purchases of Shares.  In the case of a cash purchase of Creation Units, the investor must pay the cash equivalent of the Deposit Securities it would otherwise be required to provide through an “in-kind” purchase, plus the same Balancing Amount required to be paid by an “in-kind” purchaser.  Trading costs, operational processing costs and brokerage commissions associated with using cash to purchase the requisite Deposit Securities would be incurred by such Fund and would affect the value of all Shares. To avoid such costs, the Trust, the Adviser or the Sub-Adviser are empowered to adjust   the relevant Transaction Fee to (a) defray any trading costs, operational processing costs and brokerage commissions associated with a cash purchase of Creation Units and (b) prevent dilution of the Beneficial Owners of Shares.

Creation Units may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Authorized Participants making payment for an order placed through the Distributor of any Creation Unit(s) of Shares of any Domestic Equity Fund must either: (1) initiate instructions pertaining to Portfolio Deposits through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of Shares (such process being referred to herein as the “Shares Clearing Process”) or (2) deposit Portfolio Deposits with the Trust “outside” the Shares Clearing Process through the facilities of DTC. This latter process, which is a DTC non-automatic clearing process, is available to all DTC Participants; because it involves the non-automatic line-by-line movement of (potentially) hundreds of securities positions, its usage generally costs a Fund more than the Shares Clearing Process to settle a purchase or redemption of a Creation Unit.  With respect to any Global Combination Fund, the clearance and settlement of its Creation Units will depend on the nature of each Deposit Security specified for its Deposit Securities Basket, consistent with the processes discussed below.

____________________
25           Applicants are not aware of any company securities which are currently unavailable for DTC transfer and hence ineligible for transfer through the Shares Clearing Process (defined below).

The Shares Clearing Process is not currently available for purchases or redemptions of Foreign and Global Funds. Accordingly, Authorized Participants making payment for orders of Creation Units of Shares of Foreign and Global Funds must have international trading capabilities and must deposit the Portfolio Deposit with the Fund “outside” the Shares Clearing Process through the relevant Fund’s Custodian and sub-custodians. Specifically, the purchase of a Creation Unit of a Foreign and Global Fund will operate as follows.  Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor from the Authorized Participant on its own or another investor’s behalf by the Order Cut-Off Time (as defined below) on the Transmittal Date.  Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and Custodian. Once the Custodian has been notified of an order to purchase, it will provide necessary information to the sub-custodian(s) of the relevant Foreign or Global Fund.  The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner on whose behalf it is acting, the relevant Deposit Securities Basket (or the cash value of all or some of the Deposit Securities comprising such Deposit Securities Basket, in the case of a permitted or required cash purchase or “cash-in-lieu” amount), with any appropriate adjustments as determined by the Fund.  Deposit Securities Baskets (or portions thereof) must be delivered to the Fund’s accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the Act. Once sub-custodians confirm to the Custodian that the required Deposit Securities have been delivered, the Custodian will notify the Adviser and Distributor. The Distributor will then deliver a confirmation and Fund Prospectus to the purchaser.

Except as described below, Shares and the Deposit Securities comprising the Deposit Securities Baskets of Fixed Income Funds and Combination Funds will clear and settle in the same manner as the Shares and the Deposit Securities of Deposit Securities Baskets of Equity Funds.  The Shares and the Deposit Securities of Deposit Securities Baskets of Fixed Income Funds, as well as the relevant Deposit Securities of the Deposit Baskets for Combination Funds, will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities.26  Deposit Securities that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Deposit Securities that are non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market.  The Shares will settle through DTC.  The Custodian will monitor the movement of the Deposit Securities and will instruct the movement of Shares only upon validation that such securities have settled correctly.  The settlement of Shares will be aligned with the settlement of the individual Deposit Securities and will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fixed Income Fund and Combination Fund.27  Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any negative impact on the arbitrage efficiency or the secondary market trading of Shares. Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed Income Funds or the Combination Funds.

____________________
26           See, In the Matter of iShares Trust, et al., Investment Company Act Release No. 25622 (June 25, 2002), as amended, except that the Funds will not track underlying indices.

27           Applicants note that Shares of the Fixed Income Funds and Combination Funds typically will trade and settle on a trade date plus three next business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund and Combination Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through such Shares’ T+3 settlement date. As with other investment companies, the Act requires the Fixed Income Funds and Combination Funds to calculate NAV based on the current market value of their respective portfolio investments, and does not permit the Fixed Income Funds and Combination Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds and Combination Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds and Combination Funds. The Exchange Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

The securities and the number of shares of the Deposit Securities comprising the Deposit Securities Basket required for the Portfolio Deposit for each Fund will change as adjustments to its Portfolio Securities are made, and corporate action events are reflected, from time to time by the Adviser or Sub-Adviser in light of the investment objective of such Fund. Applicants reserve the right to permit or require a purchasing investor to substitute an amount of cash or a different security to replace any prescribed Deposit Securities of the Deposit Security Basket.28  Substitution might be permitted or required, for example, because one or more specified Deposit Securities:  (1) may be unavailable, or may not be available in the quantity needed to make a Creation Deposit; (2) may not be eligible for transfer through the NSCC Process; or (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. Brokerage commissions incurred by a Fund to acquire any such Deposit Security not made as part of the Creation Deposit are expected to be immaterial, and in any event, the Adviser may adjust the relevant Transaction Fee to ensure that the Fund collects the extra expense from the purchaser.

____________________
28      In certain circumstances, an investor that tenders a non-conforming Deposit Securities Basket (i.e., one that does not contain one or more of the requisite Deposit Securities) may be required to purchase Creation Units through the DTC Process because the NSCC Process can only handle non-conforming deposits in specified situations.

All orders to create Creation Units, whether through or “outside”, the Shares Clearing Process, must be received by the Distributor no later than the Order Cut-Off Time (as defined below), in each case on the date such order is placed (“Transmittal Date”) in order for creation of the Creation Units to be effected based on the NAV of the relevant Funds as determined on such date. Currently, in the case of custom orders29, the order for Creation Units must be received by the Distributor, no later than 3:00 p.m. ET.  On days when an Exchange or the bond markets close earlier than normal, Fixed Income Funds and Combination Funds may require custom orders for Creation Units to be placed earlier in the day.  For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the Order Cut-Off Time for custom orders is expected to be no later than 11:00 a.m. ET. The procedures for making payment through and “outside”, the Shares Clearing Process will be set forth in detail in the SAI, as well as the Participant Agreement, and are discussed below.

____________________
29           A custom order may be placed by an Authorized Participant in the event that the Fund permits the substitution of an amount of cash to be added to the Balancing Amount to replace any Deposit Security that may not be (a) available in sufficient quantity for delivery or (b) be eligible for trading by such Authorized Participant or the investor for which it is acting.

3.           Placement and Acceptance of Creation Unit Purchase Orders

To initiate an order for a Creation Unit of any particular Fund, an Authorized Participant must give notice to the Distributor of its intent to submit such an order to purchase not later than the order cut-off time designated as such in the Participant Agreement (“Order Cut-Off Time”) on the relevant Business Day.  The Order Cut-Off Time for purchases of Shares of each Fund will be the same time that the Fund calculates its NAV and is currently expected to be 4:00 pm ET. Once the Distributor receives a notice of an intent to submit an order, the Distributor shall cause the Adviser, the Sub-Adviser and the Custodian to be informed of such notice.

4.           Purchases Through the Shares Clearing Process

An entity purchasing Creation Units of a Fund’s Shares may use the Shares Clearing Process that has been designed to provide trade instructions and the transfer of the requisite Portfolio Deposit Basket to the Trust, along with the appropriate Transaction Fee. Upon the deposit of such Portfolio Deposit Basket in payment for such Creation Units of Shares placed through the Distributor, such Shares will be delivered to the purchaser thereof.

5.           Purchases “Outside” the Shares Clearing Process

An entity purchasing Creation Units of a Fund’s Shares “outside” the Shares Clearing Process will be using a non-automated line-by-line position movement of each requisite Deposit Security of a Deposit Security Basket and hence will be required to pay a higher Transaction Fee than would have been charged had the creation been effected through the Shares Clearing Process, calculated in the manner disclosed in the Prospectus and/or SAI. Upon the deposit of such Portfolio Deposit Basket in payment for such Creation Units of Shares placed through the Distributor, such Shares in Creation Units will be delivered to the purchasers thereof.

An Authorized Participant must make available on or before the contractual settlement date, by means satisfactory to the Trust, immediately available or same-day funds estimated by the Trust to be sufficient to pay the Balancing Amount next-determined after acceptance of the purchase order together with the applicable purchase Transaction Fee. Any excess funds will be returned following settlement of the issue of the aggregation of a Creation Unit.

Subject to the conditions that (a) a properly completed irrevocable purchase order has been submitted by an Authorized Participant (either on its own or another investor’s behalf) not later than the Closing Time on the Transmittal Date, and (b) arrangements satisfactory to the Trust are in place for payment of the Balancing Amount and any other cash amounts that may be due, the Trust will accept such order, subject to its right (and the right of the Distributor, the Adviser and the Sub-Adviser) to reject any order not submitted in proper form.

Once the Trust has accepted an order, upon the next determination of the NAV per Share of the relevant Fund, the Trust will confirm the issuance, against receipt of payment, of a Creation Unit of such Fund at such NAV per Share. The Distributor will then transmit a confirmation of acceptance to the Authorized Participant that placed the order.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Trust of all the Deposit Securities comprising the Deposit Securities Basket and the payment of the Balancing Amount have been completed.  Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant despite the fact that one or more of the Deposit Securities of the corresponding Deposit Securities Basket(s) have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver such missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of sufficient collateral.  The Participant Agreement will permit the Fund to buy the missing Deposit Securities of the Deposit Securities Basket(s) at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of purchasing such securities and the value of the collateral. The SAI may contain further details relating to such collateral procedures.

The Participant Agreement also contains provisions relating to the rejections of Creation Unit Purchase Orders, as described in the following subsection.

6.           Rejection of Creation Unit Purchase Orders

As noted above, the Distributor may reject any order to purchase Creation Units for any reason, including if an order to purchase Shares is not submitted in proper form.  In addition, a Fund may reject a purchase order transmitted to it by the Distributor if:

(i)        the purchaser or group of related purchasers, upon obtaining the Creation Units of Shares of a Fund order, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

(ii)           the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing the Fund no longer to meet RIC status under the Code for federal tax purposes;

(iii)           the acceptance of the Portfolio Deposit would, in the opinion of the Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;

(iv)           the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Fund, have an adverse effect on the Fund or on the rights of the Fund’s Beneficial Owners; or

(v)        there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outage resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Adviser, any Sub-Adviser, the Transfer Agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

H.	Pricing

The price of Shares trading on an Exchange will be based on a current bid/offer market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by such Fund. In addition, Shares are available for purchase or sale on an intra-day basis on an Exchange and do not have a fixed relationship to the previous day’s NAV per Share or the current day’s NAV per Share.  Prices on an Exchange, therefore, may be below, at, or above their most recently calculated NAV per Share.  No secondary sales of Shares will be made to brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

Applicants believe that the existence of a continuous trading market on an Exchange for a Fund’s Shares, together with the publication by the Exchange of the current market value of such Fund’s Portfolio Securities, will be features of the Funds that will be particularly attractive to certain types of investors. Applicants intend to emphasize these features in the marketing of Shares.

Applicants note that the pricing of Shares by means of bids and offers on an Exchange in the secondary market is no longer novel. Applicants are aware of the success of the Current Active ETFs as well as the Index-ETFs which list their individual shares on an Exchange for secondary market trading, but which also permit on a continuous basis the redemption of specified aggregations of such individual shares. Applicants understand that the shares of ETFs generally have traded close to their respective NAVs on a per share basis, since trading commenced.30  It is apparent to Applicants that an exchange-traded open-end investment company that provides a daily redemption feature affords significant possible benefits for many types of investors.

I.	Redemption

Beneficial Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through the Trust. Redemption orders must be placed by or through an Authorized Participant. Creation Units will be redeemable at NAV per Share next determined after receipt of a request for redemption by the Trust. The Trust will have, pursuant to its organizational documents, the right to make redemption payments with respect to a Fund in cash, “in-kind”, or in any combination of both, provided the value of its redemption payments, on a Creation Unit basis, equal the NAV times the appropriate number of Shares of such Fund. Applicants currently contemplate that Creation Units of each Fund generally will be redeemed principally “in-kind” (together with a possible Cash Redemption Payment, as described below), except in certain circumstances, discussed below, in which Creation Units may be redeemed in exchange for cash.

____________________
30      See for example, the discussion of the degree of correspondence between market prices and NAVs of certain Index-ETFs, as well as the average deviations between such prices for the Grail Active ETFs, herein under Section IV.B.3.below.

Except with respect to certain Foreign Funds and Global Funds (as discussed below), consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act. Subject to the foregoing, Creation Units of any Fund will generally be redeemable on any Business Day in exchange for the Redemption Securities and any Cash Redemption Payment (as defined below) in effect on the date a request for redemption is made.31   The Adviser or Sub-Adviser will publish daily the list of the Redemption Securities comprising the Redemption Securities Basket that a redeemer will receive from the Fund.  The Applicants expect that the specified Redemption Securities comprising the Redemption Securities Basket will generally consist of a pro rata basket of the Fund’s Portfolio Securities.  As Applicants have noted above, in some instances, a Fund's Deposit Securities Basket  may differ slightly from its Redemption Securities Basket.  The Trust will also deliver to the redeeming Shareholder in cash the “Cash Redemption Payment”, which on any given Business Day will be an amount calculated with respect to a Fund’s Redemption Securities Basket in the same manner as the Balancing Amount is calculated with respect to such Fund’s  Deposit Securities Basket, although the actual amount of the Cash Redemption Payment for a Fund may differ from that of its Balancing Amount if the requisite Redemption Securities comprising the Redemption Securities Basket are not identical to the requisite Deposit Securities of the Deposit Securities Basket applicable for  such Fund’s Creation Units on the same day.  To the extent that a Fund’s Redemption Securities have an aggregate value greater than the NAV of its Shares being redeemed, a cash payment equal to the differential will be paid by the redeeming shareholder to the Trust. The Trust may also make redemptions in cash, in lieu of transferring one or more requisite Redemption Securities to a redeemer, if the Trust determines that such method is warranted.  This could occur, for example, when a redeemer is restrained by regulation or policy from transacting in certain Redemption Securities comprising the Redemption Securities Basket, such as the presence of such securities on a redeeming investment banking firm’s restricted list.

____________________
31           In the event that the Trust or any Fund is terminated, the composition and weighting of the Portfolio Securities to be made available to redeemers shall be established as of such termination date. There are no specific termination events, but the Trust or any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the holders of Shares of the Trust or the Funds entitled to vote. Although the Shares are not automatically redeemable upon the occurrence of any specific event, the Trust’s organizational documents will provide that the Board of Trustees will have the unrestricted right and power to alter the number of Shares that constitute a Creation Unit. Therefore, in the event of a termination, the Board of Trustees of the Trust in their sole discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Trust might elect to pay cash redemptions to all Beneficial Owners, with an “in-kind” election for Beneficial Owners owning in excess of a certain stated minimum amount.

Redemption of Shares in Creation Units will be subject to a cash Transaction Fee imposed in the same amount and manner as the Transaction Fee incurred in purchasing such Shares. Redemption of Shares may be made either through the Shares Clearing Process or “outside” the Shares Clearing Process through the facilities of DTC.  As discussed with respect to purchases, a redeeming Shareholder will pay a Transaction Fee to offset a Fund’s operational processing costs and other similar costs incurred in transferring the Redemption Securities comprising the Redemption Securities Basket from its account to the account of the redeeming investor.  An entity redeeming Shares in Clearing Unit Aggregations “outside” the Shares Clearing Process may be required to pay a higher Transaction Fee than would have been charged had such redemption been effected through the Shares Clearing Process.  In addition, an entity redeeming Shares that receives cash in lieu of one or more Redemption Securities comprising the Redemption Securities Basket may be assessed a higher Transaction Fee on the “cash in lieu” portion to cover the costs of selling such securities, including trading costs, brokerage commissions, and all or part of the spread between the expected bid and offer side of the market relating to such Redemption Securities. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a “cash in lieu” portion, and will be calculated in the manner as disclosed in the Prospectus and/or SAI.

To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor on behalf of the Fund 30 minutes prior to the time that such Fund calculates its NAV on the date such redemption request is submitted, the Distributor will nonetheless accept the redemption request in reliance on an undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of sufficient collateral. The Participant Agreement will permit the Trust, on behalf of the relevant Fund, to purchase the missing Shares or acquire the Deposit Securities Basket and the Balancing Amount underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between the cost of the Trust acquiring such Shares, Deposit Securities Basket or Balancing Amount and the value of the collateral. The SAI may contain further details relating to such collateral procedures.

A redemption request outside the Shares Clearing Process will be considered to be in proper form if (a) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor on a Business Day at a time specified by the Trust (currently expected to be 4:00 p.m. ET) and (b) arrangements satisfactory to the Trust are in place for the Authorized Participant to transfer or cause to be transferred to the Trust the Creation Unit of a Fund being redeemed through the book-entry system of DTC on or before contractual settlement of the redemption request. As discussed above, in certain circumstances, each Fund in its discretion may require or permit cash to be substituted for a Redemption Securities Basket.

When redeeming a Creation Unit of a Foreign Fund or Global Fund and taking delivery of the Redemption Securities Basket in connection with such redemption into a securities account of the Authorized Participant or investor on whose behalf the Authorized Participant is acting, the owner of the account must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of the Redemption Securities comprising the Redemption Securities Basket are customarily traded.  If neither the Authorized Participant nor the redeeming investor has appropriate arrangements in place and is not able to make such arrangements, or if it is otherwise not possible to deliver one or more Redemption Securities comprising the Redemption Securities Basket in certain jurisdictions,32 the Fund may use its discretion to redeem Creation Units of Shares for cash; in such an instance, the redeeming shareholder will be required to accept cash redemption in an amount equal to the aggregate NAV of the Creation Unit(s) redeemed minus the applicable Transaction Fee, which may be higher to cover costs incidental to converting such Redemption Securities to cash.

J.	Qualification as a Regulated Investment Company

Each Fund intends to qualify for and to elect treatment as a RIC for U.S. federal income tax purposes, with the result that each Fund effectively will be treated as if it were a separate registered investment company and will generally not be subject to U.S. federal income tax on its income to the extent it distributes substantially all of its investment company taxable income and net capital gains and satisfies other applicable requirements of the Code.

The Trust, on behalf of each Fund, will have the right to reject an order for purchase of Creation Units of Shares upon an “in-kind” deposit of a Deposit Securities Basket if the purchaser (or a group of related purchasers) would, upon obtaining the Shares so ordered, own 80 percent or more of the outstanding Shares of a given Fund and if, in consequence, pursuant to Section 351 of the Code, the respective Fund would have a basis in the Deposit Securities comprising a Deposit Securities Basket different from the market value of such component securities on the date of deposit.  Each Fund will have the right to require and rely upon information necessary to determine beneficial ownership of Shares for purposes of the 80 percent determination or in lieu of this, accept a certification from a broker-dealer that is a member of the Fund’s listing Exchange, that the cost basis of the Deposit Securities of a Deposit Securities Basket is essentially identical to their market value at the time of deposit.

____________________
32           Applicants observe that certain Beneficial Owners may reside in a country that subjects them to unfavorable income tax treatment if they are entitled to receive in-kind redemption proceeds. In such cases, the Fund may adopt a policy that such resident Beneficial Owners must redeem Creation Units for cash.

K.	Dividends, Distributions and Tax

Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies. Certain of the Funds may pay dividends, if any, on a quarterly basis. Dividends will be paid to Beneficial Owners of record in the manner described below. Distributions of realized capital gains, if any, generally will be declared and paid once a year, but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the Act.

Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to Beneficial Owners of Shares. Dividend payments will be made through DTC and the DTC Participants to Beneficial Owners on the record date with amounts received from each Fund.

Each Fund (a) will make additional distributions to the extent necessary to distribute the annual investment company taxable income of the Fund, plus any net capital gains and (b) may make additional distributions to avoid imposition of the excise tax imposed by Section 4982 of the Code. The Board of Trustees will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

L.	Dividend Reinvestment Service

The Trust will not make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, but certain individual brokers may make a dividend reinvestment service available to their clients. The SAI will inform potential investors of this fact and direct interested investors to contact their brokers to ascertain the availability of such a service through their brokers. The SAI will also caution interested investors that each broker may require investors to adhere to specific procedures and timetables in order to participate in the dividend reinvestment service and such investors should ascertain from their brokers the necessary details. Shares acquired pursuant to such dividend reinvestment service will be held by the Beneficial Owners in the same manner and subject to the same terms and conditions as for other Shares owned by the Beneficial Owners. Brokerage commissions and other costs, if any, incurred in purchasing Shares with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service.

M.	Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Creation Units of Shares of any Fund are contemplated. As indicated above, each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Creation Units of its Shares. However, investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses. The Trust will be authorized to implement a plan under Rule 12b-1 of the Act of up to 25 basis points for each of the Funds, calculated on the average daily NAV of each Fund. Such plan, if implemented, will be disclosed in the Prospectus.

N.	Shareholder Reports

The Trust will furnish to the DTC Participants for distribution to Beneficial Owners of each Fund notifications with respect to each distribution, as well as an annual notification as to the tax status of such Funds’ distributions. The Trust will also furnish to the DTC Participants, for distribution to Beneficial Owners, the Trust’s annual report containing audited financial statements, as well as copies of its semi-annual shareholder report (together, “Shareholder Reports”).

O.	Availability of Information

The Applicants believe that a great deal of information will be available to prospective investors about the Funds. The Website, which will be publicly available prior to the public offering of Shares, will include the current Prospectus for each Fund that may be downloaded. The Website will include additional quantitative information updated on a daily basis, including, for each Fund, (1) daily trading volume, the prior Business Day’s reported closing price, NAV and Bid/Ask Price,33 and a calculation of the premium and discount of the Bid/Ask Price against the NAV, and (2) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters. On each Business Day, before commencement of trading in Shares on the Listing Exchange, the Fund will disclose on the Website the Portfolio Securities Disclosure List and other assets held by the Fund that formed the basis for the Fund’s most recent calculation of NAV.34  The Website and information will be publicly available at no charge.  In addition, the NAV for each Fund will be calculated and disseminated daily.

____________________
33           The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Exchange as of the time of calculation of such Fund’s NAV. The records relating to Bid/Ask Prices will be retained by the Funds and their service providers.

34           As described in Section III.D.2. above, trades made in the Fund's Portfolio Securities on a prior Business Day are not included in such Fund’s NAV calculation on such day; so, for example, a Fund's NAV calculated on Tuesday, December 28, 2010, would be based on its Portfolio Securities held, but not traded, as of Monday, December 27, 2010.  The Fund will nevertheless include trades  made on a Prior Business Day when it provides the Portfolio Securities Disclosure List prior to the commencement of trading, to the Listing Exchange and the Authorized Participants.  So, for example, the Portfolio Securities Disclosure List provided to the Listing Exchange and Authorized Participants prior to the commencement of trading on Tuesday, December 28, 2010 would include the Fund’s Portfolio Securities traded on Monday, December 27, 2010.

Investors interested in a particular Fund can also obtain the Fund’s SAI, each Fund’s Shareholder Reports and its Form N-SAR, filed twice a year. The Fund’s SAI and Shareholder Reports are available free upon request from the Trust, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

In addition, because the Shares are listed on an Exchange, prospective investors have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price, bids and offers,  and volume is and will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s closing price and trading volume information depending on investor interest may be published daily in the financial section of the newspaper. As previously stated, the Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Portfolio Securities. The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

P.	Sales and Marketing Materials and Prospectus Disclosure

Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Trust and its Funds on the one hand, and a traditional “open-end investment company” or “mutual fund”, on the other hand. For example, with respect to disclosure in the Prospectus concerning the description of a Fund and the non-redeemability of Shares, the Trust and the Funds will observe the following policies: (1) the term “mutual fund” will not be used except to compare and contrast the Trust or a Fund with conventional mutual funds; (2) the term “open-end management investment company” will be used in the Prospectus only to the extent required by Form N-1A or other securities law requirements and this phrase will not be included on the Prospectus cover page; (3) the  Prospectus will include a distinct paragraph or paragraphs setting forth the fact that Shares will be listed on an Exchange (which will be identified) and will be individually non-redeemable; (4) the Prospectus will disclose that the owners of Shares may acquire those Shares from the Fund, and tender those Shares for redemption to the Fund, in Creation Units only; and (5) the Prospectus will clearly disclose that individual Share prices may be below, above or at the most recently calculated NAV. The detailed explanation of the issuance and redemption procedures for Creation Units will be provided in the SAI.

Although the Trust is classified and registered under the Act as an open-end management investment company, neither the Trust nor any Fund will be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an “actively managed exchange-traded fund” or “actively managed ETF” , “transparent actively managed exchange-traded fund” or “transparent actively managed ETF” or “ETF”.  To that end, the designation of the Trust and the Funds in all marketing materials will be limited to the terms “exchange-traded fund”, “ETF”, “investment company”, “fund” and “trust” without reference to an “open-end fund” or a “mutual fund”, except to compare and contrast the Trust and the Funds with traditional open-end management investment companies (which may be referred to herein as “mutual funds”). In addition, each Fund’s Prospectus and advertising material will prominently disclose that the Fund is either an “actively managed exchange-traded fund” or “transparent actively managed ETF.” All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on the Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund in Creation Units only. The same approach will be followed in connection with the SAI, Shareholder Reports and investor educational materials issued or circulated in connection with the Shares. The Prospectus and SAI for each Fund will disclose that the Funds are  actively managed exchange-traded funds.

Each Prospectus will also state that, while Creation Units of Shares may be redeemed, brokerage and other costs are expected to be associated with aggregating a sufficient number of Shares to redeem them in a Creation Unit. Further, each Prospectus will indicate the estimated cost of a Creation Unit of each Fund (based on the NAV of the Shares as of a recent date) and will refer the potential investor to the SAI for further information. After a Fund’s Shares have traded for 12 months or more, the Prospectus or SAI and, any advertising or sales literature will provide supplementary information on market premiums or discounts relative to the NAV to enable present Beneficial Owners and prospective investors to evaluate the relative desirability of the Shares’ intraday marketability versus a conventional mutual fund’s redeemability at every trading day’s closing NAV.

The primary disclosure document with respect to the Shares is the Prospectus. As with all investment company securities, the purchase of Shares in Creation Units will be accompanied or preceded by a statutory Prospectus. In addition, a statutory Prospectus will accompany each secondary market trade of the Shares.

The Prospectus will make clear that Shares may be bought from a Fund only in Creation Units and redeemed with a Fund only if tendered in Creation Units, and will contain an explanation of the procedures for purchasing and redeeming Creation Units in appropriate detail.  It will note that an investor may incur brokerage costs in purchasing enough Shares to constitute a Creation Unit. The Prospectus also will disclose certain legal risks that are unique to persons purchasing Creation Units from a Fund.

The Distributor, in its capacity as principal underwriter and distributor, will coordinate the production and distribution of the Prospectus to broker-dealers. It will be the responsibility of the broker-dealers to ensure that a Prospectus is provided to each secondary market purchaser of Shares. The Funds will provide copies of its Shareholder Reports to DTC Participants for distribution to Beneficial Owners. The above policies and format will also be followed in all reports to Beneficial Owners.

Finally, with respect to the proposed Investing Funds Relief, the Investing Funds Participation Agreement will further require each Investing Fund that exceeds the 5% or 10% limitations in Sections 12(d)(1)(A) of the Act to disclose in its Prospectus that it may invest in Funds and to disclose in “plain English” in its Prospectus the unique characteristics of investing in the Funds, including but not limited to the expense structure and any additional expenses of investing in the Funds. A Fund may choose to reject a purchase order at the discretion of the Fund.

Q.	Procedure by Which Shares Will Reach Investors: Disclosure Documents

Based on the experience of existing ETFs, including the actively managed ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund.

One category is the institutional investor that desires to invest a portion of its portfolio in the type of Portfolio Securities held by the relevant Fund and finds Shares a cost effective means to do so, with the added benefit of exchange-traded liquidity should the investor wish to sell some or all of its holding. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as arbitrageurs (as discussed below).

The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares of a Fund on an Exchange versus the aggregate value of the Portfolio Securities held by such Fund.35 Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Shares close to a Fund’s NAV.

____________________
35           The aggregate value of the Portfolio Securities held by a Fund may differ from the NAV of Shares of a Fund in that the Fund’s NAV also includes other assets, cash and expenses.

Lastly, Applicants observe that an Exchange Market Maker, may from time to time find it appropriate to purchase or redeem Creation Units of Shares in connection with its (their) market-making activities on the floor of the Exchange.

In the above examples, those who purchase Shares in Creation Units of a Fund may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market. Applicants expect that secondary market purchasers of Shares of a Fund will include both institutional investors and “retail” investors for whom such Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in securities.

The Prospectus will indicate that the proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws.  Virtually identical disclosure is made in the prospectuses for the Current Active ETFs as well as those for Index-ETFs.  As described above, Shares in Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a “distribution”, as such term is used in the Securities Act, may be occurring. Broker-dealers and other persons will be cautioned in the Prospectus that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner that could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. For example, a broker-dealer firm and/or its customer may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares, and sells such Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. The Prospectus will also state that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular cases, and may provide examples of activities that could lead to categorization as an underwriter.

The Prospectus will also state that dealers who are not “underwriters”, but are participating in a distribution (as contrasted to ordinary secondary market transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.36

The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers and will generally make known among the broker-dealer community that a current version of such Prospectus and SAI may be obtained through the Distributor. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor.

Additionally, the Distributor will arrange to deliver the Prospectus and SAI to the Exchange, where they will be available for review by investors.

____________________
36           Applicants note that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a prospectus (until such prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act). Also firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a Sale on such Exchange, is satisfied by the fact that the Prospectus and SAI are available at such Exchange upon request. The Prospectus also will note that the prospectus-delivery mechanism provided in Rule 153 is only available with respect to transactions on the listing Exchange.

IV.           IN SUPPORT OF THE APPLICATION

A.	Summary of the Application

Applicants seek an order from the Commission (1) permitting the Funds to issue Shares that are redeemable in Creation Units only; (2) permitting secondary market transactions in Shares at negotiated prices rather than at the current offering price described in the Prospectus; (3) permitting affiliated persons of a Fund, or affiliated persons of such affiliated persons, to deposit securities into and receive securities from the Fund in connection with the purchase and redemption of Creation Units; (4) permitting Foreign Funds to pay redemption proceeds more than seven days after Shares are tendered for redemption; (5) permitting certain registered management investment companies and unit investment trusts (“UITs”) outside of the same group of investment companies as the Funds to acquire Shares in excess of the limits in 12(d)(1)(A), and the Funds, any principal underwriter for a Fund and any Broker to sell Shares to such companies and UITs in excess of the limits in 12(d)(1)(B); and (6) in connection with the transactions described in (5), the Funds as well as the companies and/or UITs to engage in certain affiliated transactions, all as more fully set forth below.

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of... [the Act].

Applicants believe that Shares of each Fund afford significant benefits in the public interest. Among other benefits, availability of Shares would provide: (a) increased investment opportunities that should encourage diversified investment; (b) in the case of individual tradable Shares, a low-cost investment vehicle for small and middle-sized accounts of individuals and institutions that would be available at on demand intra-day prices rather than only closing prices;  (c) a security that should be freely available in response to market demand; (d) competition for comparable products available in both foreign and U.S. markets; (e) the ability to facilitate the implementation of diversified investment management techniques; and (f) a more tax efficient and transparent investment vehicle than most traditional mutual funds or closed-end funds.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”37 The Shares would provide to both retail and institutional investors new exchange-traded investment company products representing interests in the type of liquid Portfolio Securities held by the Funds. As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others. Applicants have concluded that “in-kind” redemption of Creation Units of the Funds to the maximum extent practicable, as described herein, is essential in order to minimize costs and taxes for investors, to increase the operating efficiency of the Trust and to avoid the need to buy or sell Portfolio Securities in order to permit the maximum amount of resources of each Fund to be invested in the Fund’s Portfolio Securities.

____________________
37           “Request for Comments on Reform of the Regulation of Investment Companies,” IC Release No. 17534 (June 15, 1990),  at 84.

With respect to the exemptive relief specified below regarding Section 17(a)(1) and 17(a)(2) of the Act, relief is also requested pursuant to Section 17(b) of the Act, which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction....are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned .... and the proposed transaction is consistent with the general purposes of [the Act].

The sale and redemption of Creation Units of each Fund is on the same terms for all investors. Creation Units will be sold and redeemed at the Fund’s NAV per Share. The Portfolio Deposit for a Fund will be based on a standard applicable to all investors and will be valued in the same manner in all cases. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the standards for relief under Section 17(b) of the Act because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units: (a) are reasonable and fair and do not involve overreaching on the part of any person concerned; (b) are consistent with the policies of the Funds; and (c) are consistent with the general purposes of the Act.

The Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.

B.	Benefits of the Proposal

The typical exchange-traded fund allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in market-basket products is an important investment strategy due to (a) the widely acknowledged benefits of diversification and (b) the attraction of baskets selected from a portion of the broader market that investors may want to incorporate into their portfolio.  The popularity of the Current Active ETFs and Index-ETFs, all of which are basket products, is ample evidence of the fact that a basket structure has proven attractive to investors.

1.           Intra-Day Trading

Traditional open-end mutual funds do not provide investors the ability to trade throughout the day. Shares, which will be listed on the Exchange, will trade throughout the Exchange’s regular trading hours. The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help ensure that Shares will not trade at a material discount or premium in relation to a Fund’s NAV, in marked contrast to closed-end investment companies. The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be materially affected by limited or excess availability.

2.           Maintaining a Competitive Position in the Global Securities Markets

To maintain a competitive position in global securities markets, U.S. participants must respond to new developments and encourage the development of new products. Innovative financial vehicles, such as those to be offered by the Trust, will provide global investors new opportunities for investment. Applicants believe that by providing a wide range of investors with actively managed U.S. exchange-traded funds the proposed Funds will benefit the markets.

3.           Trading History of Similar Products

Applicants assert that the degree of correspondence between the market prices and NAVs of some of the prominent ETFs has been remarkable (see table below).   According to Schwab Center for Financial Research, the spreads between the bids and offers of these prominent ETFs has been in some cases virtually nonexistent, as is the case for the $58 billion in assets SPDR S&P 500 ETF, and in most cases remarkable narrow (see table below).

BID/ASK SPREADS, OERS38, AND DISCOUNTS/PREMIUMS OF PROMINENT ETFS*

ETF name	Ticker	Asset class**	Bid/ask spread***	Discount/Premium Range****	OER****
SPDR S&P 500 ETF Trust	SPY	US large-cap stocks	0.00%	-0.47% to 0.11%	0.09%
iShares MSCI EAFE	EFA	International large-cap stocks	0.03%	-0.42% to 1.04%	0.34%
Vanguard Emerging Markets	VWO	Emerging-market stocks	0.05%	-0.07% to 0.74%	0.27%
iShares Barclays 1-3 Year Treasury Bond	SHY	Treasury bonds	0.05%	-0.01% to 0.08%	0.15%
iShares iBoxx Investment Grade Corporate Bond	LQD	Corporate bonds	0.06%	0.73% to 1.90%	0.15%
iShares iBoxx $ High Yield Corporate Bond	HYG	High-yield bonds	0.17%	0.03% to 2.73%	0.50%
iShares S&P National Muni Bond	MUB	Municipal bonds	0.35%	0.13% to 0.56%	0.25%
iShares S&P GSCI	GSG	Commodities	0.30%	-0.15% to 3.33%	0.75%

Source: Schwab Center for Financial Research, a division of Charles Schwab & Co., Inc..

*	Commissions are an important cost but were not included here because they vary by brokerage firm

**
Rounded to the nearest hundredth of a percent and shown as the average of three months of end-of-day spreads  through September 30, 2009.  Each daily observation was calculated as the ending ask price minus the ending  bid price divided by the midpoint of both prices.  Source:  Bloomberg.

***	The range shown is defined by the 10th and 90th percentiles of all end-of-day observations across a three-month period ending September 30, 2009. Source: Morningstar.

****	Source: Morningstar as of September 30, 2009.

Finally, concerning the Grail Active ETFs subadvised by the Applicant, for the 63 days since their inception through December 31, 2009, there was only 1 day when the funds market price deviated by more than 0.5% from the NAV.  The average daily deviation from NAV for the three month period was 0.13%; and the market price was greater than the NAV approximately 57.3% of the days, was less than the NAV 32.3% of the days and equal to the NAV 10.5% of the days.  During this period since the four Grail Active ETFs launched the market spreads between the bids and offers were surprisingly narrow.  On average for the three months since the ETFs’ inception through December 31, 2009 the average daily spread was 0.16%.

____________________
38          "OER" as used in the table, means "Operating Expense Ratio".

Applicants believe that the narrowness of the spreads and close correspondence between the NAVs and market price of the more prominent ETFs above, as well as the more recently launched ETFs in which the Applicant serves as subadvisor, is due to the arbitrage opportunities provided by the ability to purchase and redeem Creation Units of these securities. Because Shares of the Fund will have the same arbitrage feature, Applicants are confident that the Bid/Ask Price of the Shares likewise will be narrow and closely track the NAV of the Shares.

C.	The Product Does Not Raise Concerns

1.           Structure and Operation of the Trust and its Funds Compared to Index-ETFs and Other  Actively Managed ETFs

Applicants believe that the structure and operation of the Trust and its Funds will be very similar to that of the Index-ETFs discussed in this Application and practically identical to the Current Active ETFs discussed in this application and specifically to the Grail Active ETFs currently subadvised by the Applicant. As discussed below, the liquidity of each Fund’s Portfolio Securities and/or Deposit Securities Basket and Redemption Securities Basket, the full transparency of the Fund’s Portfolio Securities, the level and detail of information contained in the Prospectus for each Fund, as well as that displayed on the Website, will ensure an effective arbitrage mechanism.  Consequently, Applicants have every expectation that the Funds will operate very similarly to the Current Active ETFs and the Index-ETFs currently trading in the secondary market.

a.	Portfolio Transparency, “Front Running” and “Free Riding”

As discussed throughout this Application, the information about each Fund’s Portfolio Securities will be public. In addition, the current value of the Portfolio Securities, on a per Share basis, will be disseminated at 15 second intervals throughout the day. Further, the identity of Deposit Securities, and Redemption Securities, if different, will be made available to market participants in the same manner and to the same extent as is provided in connection with Index-ETFs.

Applicants believe that the disclosure of each Fund’s Portfolio Securities will not lead to “front running” any more than is the case with ETFs now trading. Given the liquid nature of each Fund’s Deposit Securities and Redemption Securities  and the flexibility of the Fund’s Adviser and/or Sub-adviser to adapt their trading strategies to market conditions, Applicants believe that it is unlikely that the announcement of such Fund’s Portfolio Securities Disclosure List will lead to any market disruption. In addition, the Conflict Policies and Procedures and Codes of Ethics of the Adviser and the Sub-Advisers should prevent front-running.  Further, as discussed above, the Advisor will refrain from entering into any purchase and sale transactions with respect to all Portfolio Securities held by a Fund on each of the four Calendar Quarter-End Days per year, and will require any Sub-Adviser to do the same.  Applicants believe that this step will eliminate the possibility of front-running on the four Calendar Quarter-End Days per year when the “T” accounting convention is used to calculate such Fund’s NAV and note that this preventative measure is also designed to promote Fund Portfolio transparency on such days.  Similarly, Applicants believe that the frequent disclosures of each Fund’s Portfolio Securities would not lead to “free riding” (where other persons mirror the Fund’s investment strategies without paying the Fund’s advisory fees) any more than such disclosures cause this problem in connection with Index-ETFs now trading.

b.	Liquidity of Portfolio Securities

Applicants expect that most of the Portfolio Securities held by each Fund and/or its Deposit Securities and Redemption Securities will be liquid.  Therefore, Applicants believe that Authorized Participants and arbitrageurs will have a ready ability to transact in the Funds’ Portfolio Securities and to hedge or synthetically accumulate, and hence that the arbitrage opportunities offered by the Trust and the Funds will be the same as those offered by all ETFs currently trading on Exchanges.

c.	Arbitrage Mechanism

Applicants believe that (i) the arbitrage opportunities offered by the Trust and its Funds will be the same as those offered by existing ETFs and (ii) the secondary market prices of the Shares will closely track their respective NAV per Share.  The Commission has granted exemptive relief to Index-ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such Index-ETFs’ NAV. Portfolio transparency has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of Index-ETFs. This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by both Index-ETFs and Current Active ETFs.

Applicants have every reason to believe that the design and structure of each Fund’s Portfolio Baskets, and transparency of each Fund’s Portfolio Securities will result in an arbitrage mechanism as efficient and robust as that which now exists for Index-ETFs and Current Active ETFs that have been granted an exemptive order by the SEC.  Indeed, as discussed above, the restrictions placed on the ability of the  Adviser (and Sub-Adviser) to conduct portfolio transactions during the four Calendar Quarter-End Days were imposed, in part, to facilitate the transparency of each Fund’s Portfolio Securities on such days.  Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of Index-ETFs, as well as those of Current Active ETFs.  Therefore, in light of the full portfolio transparency and efficient arbitrage mechanism inherent in each Fund’s structure, Applicants submit that the secondary market prices for Shares of such Funds should trade at prices close to NAV and should reflect the value of each Fund’s Portfolio Securities39.

____________________
39          Applicants do not believe that  the prohibition on purchases and sales of any Portfolio Securities held by a Fund on each of the four Calendar Quarter- End Days per year will have any impact on the arbitrage mechanism described herein, or significantly alter its operation.

2.           Investor Uses and Benefits of Products

As described above, Applicants believe that the Trust and its Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. Applicants assert that these will include the benefits offered by Index-ETFs as well as benefits that are unique to actively managed ETFs.  These benefits include flexibility, tradability, availability, certainty of purchase price, reduced direct and indirect costs, and tax efficiencies. Also of interest to investors will be the relatively low expense ratios of the Funds as compared to those of their directly competitive traditional mutual funds, due to their in-kind efficiencies in portfolio management as well as other reduced infrastructure and compliance costs. Reductions in the cost of trading, clearing, custody processes, shareholder reporting, and accounting experienced by Index-ETFs and Current Active ETFs currently trading should be similarly experienced by the Trust and its Funds.  The last important benefit is that investors will have access to extensive information regarding the Portfolio Securities of each Fund, as well as its Baskets.  Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners, investment advisers and broker-dealers, among others, and will enhance general market knowledge about each Fund’s Portfolio Securities as well as the performance of its Adviser and Sub-Adviser. Furthermore, the active management aspect of the Funds will provide investors with a new, low-cost investment product where costs are allocated more appropriately between long-term and short-term investors.

The portfolio transparency of each Fund will further enable investors and/or their advisers  to evaluate, analyze, and determine whether the Fund’s Adviser or Sub-Adviser is managing the Fund in such a way that they are realizing the fund’s objectives and goals, and are implementing an investment process such that it warrants future investing or continuing to invest in the Fund.   Unlike the case with actively managed mutual funds, transparency will allow investors to better construct their own investment portfolios based on diversification or other factors and only invest if and when they are comfortable owning indirectly the underlying securities of the Fund.

Applicants have made every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market. All investors, large and small, will know when changes in each Fund’s Portfolio Securities are made and information about such changes will be made available to all investors at the same time. In addition, neither the Adviser nor Sub-Adviser will have any latitude to change or specify certain Deposit Securities or Redemption Securities to favor an affiliate or any other person.

3.           The Commission Should Grant the Exemptive Relief Requested

In short, similar to the Index-ETFs, as well as the Current Active ETFs, Applicants believe that the Trust and the Funds will operate in the same manner and provide necessary safeguards against shareholder discrimination and potential conflicts of interest, and create no new and material regulatory concerns. Applicants submit that the benefits offered to potential investors are varied and useful, and that the Trust and its Funds are natural candidates for the requested relief. Based on the foregoing, the Applicants respectfully request the relief set forth below.

V.           REQUEST FOR ORDER

A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

any security, other than short-term paper, under the terms of which the owner, upon its presentation to the issuer or to a person designated by the issuer...is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

The Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security. Shares are securities “under the terms of which” an owner may receive his proportionate share of the Funds’ current net assets; the unusual aspect of such Shares is that the terms provide for such a right to redemption only when an individual Share is aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, the Applicants request the Order to permit the Trust to register as an open-end management investment company and issue Shares that are redeemable in Creation Units only as described herein.

Although Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units, Applicants expect that the market price of individual Shares will not vary much from NAV. Historical data relating to other exchange-traded funds trading on the AMEX, NYSE, NYSE Arca, and other Exchanges support this view.

The Commission is authorized by Section 6(c) of the Act to exempt, conditionally or unconditionally, by order upon application, inter alia, any:

person, security, or transaction, or any class or classes of...securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

The relief requested and the structure described in this Application are the same as that granted by the Commission in the Grail ETF Order and the other ETF Orders, and very similar to that granted by the Commission to the Index-ETFs, permitting the creation of Creation Units described in such orders to be separated into individual shares which were not redeemable. Similarly, in the SuperTrust Order, the Commission granted relief under Section 4(2) of the Act, permitting the SuperUnits, as described therein, issued by a unit investment trust, to be separated into non-redeemable components, the “SuperShares.”40  Again, in the SPDR S&P 500 ETF Trust Order, the Commission granted relief under Section 4(2) of the Act to permit redeemable “Creation Unit” aggregations of SPDR S&P 500 Trust Units issued by a unit investment trust to be traded individually on an exchange without the benefit of redemption accorded such “Creation Unit” aggregations.41 The Applicants believe that the issues raised in this Application, with respect to Sections 2(a)(32) and 5(a)(1) of the Act, are the same issues raised in the applications for the above-mentioned orders and merit the same relief.

____________________
40 See, In the Matter of the SuperTrust for Capital Market Fund, Inc., IC Rel. Nos. 17613 (July 25, 1990) (notice) and 17809 (October 19, 1990) (order).

41 See, In the Matter of SPDR Trust, Series 1, IC Rel. Nos. 18959 (September 17, 1992) (notice) and 19055 (October 26, 1992) (order).

Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on an Exchange will afford all holders of Shares the benefit of intra-day liquidity and continuous disclosure. As noted above, on each Business Day, before commencement of trading in Shares on the Fund’s listing Exchange, the Fund will disclose on its website the Portfolio Securities Disclosure List and other assets held by the Fund that formed the basis of the Fund’s most recent calculation of NAV. Since market participants will be aware, at all times, of each Fund’s Portfolio Securities and other assets that form the basis for its NAV calculation and Creation Units may be purchased or sold by Authorized Participants, the risk of significant deviations between NAV and market price is similar to that which exists in the case of Index-ETFs and the actively managed ETFs.  Also, each investor is entitled to purchase or redeem Creation Units rather than trade the individual Shares in the secondary market, although in certain cases the transaction costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit will outweigh the benefits of redemption.

As Applicants have noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. The Applicants believe that the Shares of each Fund may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. The Applicants further believe that providing exemptive relief to the Trust in order to permit the Trust to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act, and, accordingly, the Applicants hereby request that this application for an order of exemption be granted.

B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1 Section 22(d) of the Act provides in part, that:

no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus...

Rule 22c-1 provides that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Shares of each Fund will be listed on an Exchange and the Exchange Market Makers will maintain a market for such Shares. Secondary market transactions in Shares occurring on an Exchange will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order. The Shares will trade on and away from42 the Listing Exchange at all times on the basis of the current bid/offer price. In addition, the Applicants will maintain the Website that will include the Prospectus and SAI, the Portfolio Securities Disclosure List and other assets held by the Fund that formed the basis for the Fund’s most recent calculation of NAV. The purchase and sale of Shares of each Fund will not,  therefore, be accomplished at an offering price described in the Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

Based on the facts hereinafter set forth, the Applicant respectfully requests that the Commission enter an order under Section 6(c) of the Act exempting the Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Shares of each Fund on and away from the Listing Exchange at prices based on bid/ask prices, rather than the NAV per Share of the relevant Fund.

____________________
42           Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.43 The proposing release to Rule 22c-2 (“Mutual Fund Redemption Fee Rule”) notes that Rule 22c-1 “requires that each redeeming shareholder receive his pro rata portion of the fund’s net assets.”44

The first two purposes -- preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers -- would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not involve Fund assets. A dilutive effect could occur only where transactions directly involving Fund assets take place.45 Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces but do not occur as a result of unjust or discriminatory manipulation. Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved in the sale of Shares.

____________________
43           See the Half Century Report at 299-303, IC Rel. No. 13183 (April 22, 1983).

44           See Mandatory Redemption Fees for Redeemable Fund Securities (Proposing Release), IC Rel. No. 26375A (Mar. 5, 2004).

45           The purchase and redemption mechanisms which include (i) the Transaction Fees imposed only on creating and redeeming entities and (ii) “in-kind” deposits made by creating entities and “in-kind” distributions made to redeeming entities, are designed specifically to prevent changes in the Funds’ capitalizations from adversely affecting the interests of ongoing Beneficial Owners.

With respect to the third possible purpose of Section 22(d), anyone may sell Shares of a Fund and anyone may acquire such Shares either by purchasing or selling them on an Exchange or by creating or selling an accumulated Creation Unit (subject to certain administrative conditions); therefore, no Shareholder should have an advantage over any other Shareholder in the purchase or sale of such Shares. Moreover, other clients of the Adviser and any Sub-Adviser will not have a trading advantage or other advantage over other investors because they will not receive any information on changes in a Fund’s Portfolio Securities prior to the public disclosure thereof. In addition, secondary market transactions in Shares of a Fund should generally occur at prices at or close to NAV. If the prices for Shares of a Fund should fall below the proportionate NAV of the underlying Fund assets, an investor need only accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV.

The Applicants believe that the nature of the markets in the Funds’ Portfolio Securities will be the primary determinant of premiums or discounts. Prices in the secondary market for Shares would, of course, fluctuate based upon the market’s assessments of price changes in the Portfolio Securities held in a given Fund. Applicants believe that the ability to execute a transaction in Shares at an intra-day trading price has, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of traditional mutual funds. As has been previously discussed, this feature would be fully disclosed to investors, and the investors would purchase and sell Shares in reliance on the efficiency of the market.

On the basis of the foregoing, the Applicants believe (1) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (2) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act. Accordingly, the Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22c-1.

C.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

The Applicants seek an exemption from Section 17(a) of the Act pursuant to Sections 6(c) and 17(b) of such Act to allow certain affiliated persons, and affiliated persons of affiliated persons (“Second-Tier Affiliates”) to effectuate purchases and redemptions in-kind.46 Section 17(a) of the Act, in general, makes it:

“unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered investment company . . . unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust . . . by the depositor thereof, (2) knowingly to purchase from such registered company or from any company controlled by such registered company any security or other property (except securities of which the seller is the issuer)...”

____________________
46           Each Fund must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Deposit Securities and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the relevant Funds will comply with the conditions of rule 144A, including in satisfying redemptions with such rule 144A eligible restricted Redemption Securities. The Prospectus will also state that an Authorized Participant that is not a “Qualified Institutional Buyer” as defined in rule 144A under the Securities Act will not be able to receive, as part of a redemption, restricted securities eligible for resale under rule 144A.

unless the Commission upon application pursuant to Section 17(b) of the Act grants an exemption from the provisions of Section 17(a). Therefore, Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of such company. Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction are: (i) fair and reasonable, and do not involve overreaching on the part of any person concerned; (ii) consistent with the policy of each registered investment company concerned; and (iii) consistent with the general purposes of the 1940 Act.

The Applicants also are requesting an exemption from Section 17(a) under Section 6(c) because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the 1940 Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).

Section 2(a)(3) of the Act defines an affiliated person as:

“(A)ny persons directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner or employee of such other person; (E) . . . any investment adviser [of an investment company] or any member of an advisory board thereof; and (F) . . . [the depositor of any] unincorporated investment company not having a board of directors . . . .”

Section 2(a)(9) of the Act defines the “presumption of control” as:

“Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company . . .”

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

If Creation Units of all of the Funds or of one or more particular Funds are held by twenty or fewer investors, including an Exchange Market Maker, some or all of such investors will be 5% owners of the Trust or such Funds, and one or more investors may hold in excess of 25% of the Trust or such Funds, as the case may be, and therefore would be deemed to be affiliates of the Trust or such Funds either under Section 2(a)(3)(A) or Section 2 (a)(3)(C) of the 1940 Act. Section 17(a)(1) could be read to prohibit these investors from depositing the component securities of a Deposit Securities Basket with a Fund in return for a Creation Unit (an in-kind purchase), and likewise Section 17(a)(2) could be read to prohibit such persons from receiving an in-kind redemption from a Fund. Furthermore, one or more investors, or the Exchange Market Maker in connection with such persons market-making activities, might each accumulate 5% or more of a Fund’s securities. Additionally, one or more holders of Shares, or an Exchange Market Maker, might from time to time, accumulate in excess of 25% of Shares of one or more Funds, and such persons would therefore be deemed to be affiliates of the Trust and such Funds under Section 2(a)(3)(C) of the Act. In addition, there exists a possibility that a large institutional investor could own 5% or more, or in excess of 25%, of the outstanding shares of Affiliated Funds making that investor a Second-Tier Affiliate of a Fund. The Applicants request an exemption to permit persons that are affiliated persons or Second-Tier Affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25%, of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions “in-kind”.

Applicants also seek an exemption from Section 17(a)(1) and (2) to permit sales of Shares by any Fund to an Investing Fund and purchases of Shares by a Fund from an Investing Fund, and the in-kind transactions that would accompany such sales and purchases.47  In this regard, Applicants observe that an Investing Fund that relies on the 12(d)(1) Relief requested herein could potentially own 5% or more of the Shares of a Fund.  Under such circumstances, the Fund could be deemed to be an affiliated person of the Investing Fund, and the Investing Fund could be deemed to be an affiliated person of the Funds.  To the extent that a Fund and an Investing Fund are so affiliated, sale of Shares by the Fund to the Investing Fund and purchase of Shares by the Investing Fund may be deemed to violate Section 17(a) of the Act.48

The Applicants assert that no useful purpose would be served by prohibiting the types of affiliated persons listed above from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. The deposit procedures for both in-kind purchases and in-kind redemptions of Creation Units will be effected in exactly the same manner, regardless of the size or number of the purchases or redemptions of Creation Units. Deposit Securities and Redemption Securities will be valued in the same manner as Portfolio Securities currently held by the relevant Funds, and will be valued in this same manner, regardless of the identity of the purchaser or redeemer. Applicants submit that any consideration paid from the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund will be based on the NAV of such Fund in accordance with the policies and procedures set forth in the Fund’s registration statement.

____________________
47           To the extent that purchases and sales of Shares of a Fund occur in the secondary market (and not through principal transactions directly between an Investing Fund and a Fund, relief from Section 17(a) would not be necessary. The requested relief is intended to cover, however, in-kind transactions directly between Funds and Investing Funds.

48           Applicants acknowledge that receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Funds of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund may be prohibited by Section 17(e)(1) of the Act. The Investing Fund Participation Agreement will include this acknowledgement.

The Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the Act. The Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to the Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Securities held by a Fund is the same as that used for calculating in-kind purchase or redemption values and, therefore, creates no opportunity for affiliated persons or the Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, the Applicants believe that using the same standards for valuing Portfolio Securities held by a Fund as are used for calculating in-kind redemptions or purchases will ensure that the Fund’s NAV will not be adversely affected by such securities transactions.

Furthermore, Applicants submit that the terms of the sale of Creation Units by a Fund to an Investing Fund and the purchase of Creation Units by a Fund from a redeeming Investing Fund, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching. Section 17(a) of the Act is intended to prohibit certain affiliated persons in a position of influence over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by an affiliated person. Shares of Funds, however, including with respect to Investing Funds, will be issued and redeemed by the Funds at their NAV.  Any Investing Funds that purchases (or redeems) Creation Units of a Fund, therefore, will do so at the Fund’s NAV, which is the same consideration paid (or received) by any other investor purchasing (or redeeming) Shares.

Further, no Investing Fund will be compelled to invest in a Fund, and a Fund may choose to reject a direct purchase of Shares in Creation Units by an Investing Fund. To the extent that an Investing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested order by declining to enter into the Investing Fund Participation Agreement prior to any investment by an Investing Fund in excess of the limits of section 12(d)(1)(A). Rather, the proposed arrangements will be consistent with the policies of each Fund and each Investing Fund involved.  Shares of the Funds will be sold to the Investing Fund, and redeemed from the Investing Fund by the Funds, on the same basis, and in accordance with the same policies, as apply to transactions by all other investors. Any investment by an Investing Fund in Shares of Funds will be effected in accordance with the investment restrictions, and consistent with the investment objectives and policies, of the relevant Investing Fund.  Accordingly, Applicants respectfully request relief to permit the proposed purchases and redemptions of Creation Units of Shares by Investing Funds.

For the reasons set forth above, the Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are fair and reasonable, and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and that the proposed transactions are consistent with the general purposes of the 1940 Act; and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

D.	Exemption from the Provisions of Section 22(e)

The Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the Act provides that:

“No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except –

 (1)     for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

 (2)     for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practical or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3)     for such other periods as the Commission may by order permit for the protection of security holders of the company.”

Settlement of redemptions for Foreign Funds and Global Funds will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by the Foreign Funds and Global Funds.  Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than seven (7) calendar days for Foreign Funds and Global Funds, in certain circumstances, during the calendar year. Accordingly, with respect to Foreign Funds and Global Funds that deliver Redemption Securities in kind, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven (7) calendar days following the tender of a Creation Unit of such Funds to provide for such payment or satisfaction up to fourteen (14) calendar days after the redemption request is received. Applicants request that relief be granted such that each of the Foreign Funds and Global Funds holding Redemption Securities which require a delivery process in excess of seven calendar days may provide payment or satisfaction of redemptions up to fourteen calendar days known to Applicants as being the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Securities of each such Foreign Fund and Global Fund customarily clear and settle. With respect to Future Funds that will be Foreign Funds and Global Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed fourteen (14) calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e).  Of course, it is possible that the proclamation of new or special holidays,49 the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours50), the elimination of existing holidays or changes in local securities delivery practices,51 could affect the information set forth herein at some time in the future. The Fund’s Prospectus and/or SAI will identify those instances in a given year where, due to local holidays, more than seven calendar days up to a maximum of fourteen calendar days will be needed to deliver redemption proceeds and will list such holidays.

____________________
49           Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request.

50           A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

51           Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets change to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days up to fourteen calendar days needed to deliver the proceeds for each Foreign Fund and Global Fund.  Except as set forth herein or as disclosed in the Prospectus and/or SAI for any Foreign Fund and Global Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Foreign Fund and Global Fund relating to those countries or regions are expected to be made within seven days.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund and Global Fund to be made within the fourteen calendar days as discussed above would not be inconsistent with the spirit and intent of Section 22(e). The Applicants suggest that a redemption payment occurring within fourteen calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Foreign Fund and Global Fund.  Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to investors, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Securities (although cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be available or required in respect of certain Funds). Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds or Global Funds that do not effect creations and redemptions of Creation Units in-kind.

If the requested relief is granted, Applicants intend to disclose in the SAI for each Foreign Fund and Global Fund and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought here was obtained by many of the ETFs listed in note 2 above in orders relating to each of those funds.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

E.	Exemptions from the Provisions of Section 12(d)(1)

 Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale would cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale would cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares of the Funds in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds and their principal underwriters and Brokers to sell Shares of the Funds to Investing Funds in excess of the limits in Section 12(d)(1)(B) of the Act.

1.           Concerns Underlying Sections 12(d)(1)(A) and (B)

Congress enacted Section 12(d)(1) of the Act to prevent one investment company from buying control of another investment company.52 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.53 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase”54  Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).55 These abuses included: (1) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (2) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); (3) “largely illusory” diversification benefits; and (4) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications Investment Company Growth (“PPI Report”).56

____________________
52           House Hearing, 76th Cong., 3d Sess., at 113 (1940).

[53]	Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

54           House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

55           See H.R Rep. No 91-1382, 91st Cong , 2d Sess., at 11(1970).

56           Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Applicants submit that the concerns underlying Section 12(d)(1) of the Act and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address those concerns.

a.	Undue Influence

 Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Condition B.1 limits the ability of an Investing  Fund’ Advisory Group57, and Investing Funds’ Sub-Advisory Group58 to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, an “Investing Funds Affiliate” is defined as any Investing Funds Adviser, Investing Funds Sub-Adviser, Sponsor, promoter, or principal underwriter of the Investing Funds, and any person controlling, controlled by, or under common control with any of those entities.

____________________
57           For purposes of this Application, the “Investing Funds’ Advisory Group” is defined as the Investing Funds Adviser, Sponsor, any person controlling, controlled by, or under common control with the Investing Funds Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Investing Funds Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Investing Funds Adviser or Sponsor. In this regard, each Investment Management Company’s investment adviser within the meaning of Section 2(a)(20)(A) of the Act is the “Investing Funds Adviser.”  Similarly, each Investing Trust’s sponsor is the “Sponsor.”

58           An “Investing Funds’ Sub-Advisory Group” is defined as the Investing Funds Sub-Adviser, any person controlling, controlled by or under common control with the Investing Funds Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Funds Sub-Adviser or any person controlling, controlled by or under common control with the Investing Funds Sub-Adviser. In this regard, each Investing Management Company’s investment adviser within the meaning of Section 2(a)(20)(B) of the Act is the “Investing Funds Sub-Adviser.”

Condition B.2 prohibits Investing Funds and Investing Funds Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate59.

Conditions B.3, B.4, B.6, B.7 and B.8 are also designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund to exercise undue influence over a Fund and certain of its affiliates.  For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor or employee of the Investing Funds, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

____________________
59           A “Fund Affiliate” is defined as the Adviser, Sub-Adviser, promoter or principal underwriter of a Fund, or any person controlling, controlled by, or under common control with any of those entities.

Condition B.9 is intended to insure that the Fund’s Board and the Adviser, as well as the Investing Fund’s board of directors and investment adviser, or trustee and Sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the Order.  A representation to this effect is required to be included in the Investing Fund Participation Agreement which must be in effect between the Fund and an Investing Fund before an investment is made in excess of Section 12(d)(1)(A).

A Fund would retain its right to reject any initial investment by an Investing Fund in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute the Investing Fund Participation Agreement with the Investing Fund.

b.	Layering of Fees and Expenses

The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure. The PPI Report expressed concern that: (1) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund60 (2) fund holding companies subject their investors to two layers of advisory fees;61 and (3) investors in load funds, including fund holding companies, investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the holding company.

Applicants submit that the concerns in the PPI Report with respect to the layering of fees and expenses are not present here.

Under condition B.10, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the non-interested directors or trustees, will be required to find that the advisory fees charged under the contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Fund.

____________________
60           PPI Report at 319-320.

61           Id. At 318.

As mentioned above, Shares are sold without sales charges though customary brokerage commissions may be charged for secondary market transactions in Shares.

In addition to condition B.10 discussed above, conditions B.5 and B.11 of the requested order are designed to prevent unnecessary duplication or layering of sales charges and other costs.  Under condition B.5, an Investing Fund Adviser or an Investing Fund’s trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Adviser, trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, trustee or Sponsor, from a Fund in connection with the investment by the Investing Fund in the Fund.  In addition, the Investing Fund Sub-Adviser will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Sub-Adviser or an affiliated person of the Investing Fund Sub-Adviser, from a Fund in connection with the investment by the Investing Fund in the Fund made at the direction of the Investing Fund’s Sub-Adviser.  Condition B.11 prevents any sales changes or service fees on shares of an Investing Fund from exceeding the limits applicable to an Investing Fund as set forth in Conduct Rule 2830 of the62 NASD.

____________________
62           All references to Conduct Rule 2830 of the NASD include any successor or replacement rule that may be adopted by FINRA.

c.	Complex Structures

The PPI Report also expressed concern about the creation of more complex vehicles that would not serve any meaningful purpose.63 The PPI Report states that whether additional costs of investing in an underlying fund through a fund holding company can be justified depends upon whether the investment vehicle offers an investor “any special benefits not otherwise available.” Applicants submit that the benefits of the proposed transactions justify any complexity associated with the transactions. Investing in the Funds would serve several meaningful purposes and offer special benefits to the Investing Funds. Applicants further submit that the Investing Fund Adviser will provide investment services to the Investing Funds that will likely differ from, not merely duplicate, the advisory services provided by the Adviser and Sub-Adviser to the Funds. Applicants expect that the Funds would be used as an investment management tool to employ specific investment strategies.

Shares may provide Investing Funds with an easy way to gain instant exposure to a variety of market segments through a single, relatively low cost transaction. Shares also are extremely flexible investment tools.  For example, an Investing Fund could use Shares to quickly and easily: (1) invest cash in a liquid instrument that has a high correlation to the Investing Funds’ benchmark, while at the same time maximizing the potential to outperform the benchmark; (2) effectively manage cash flows thus enabling the Investing Fund to stay as fully invested as possible; (3) immediately diversify market segments or other exposure; (4) immediately modify style exposure, short or hedge benchmark exposure while at the same time maximizing the potential to outperform the benchmark; and (5) implement long/short strategies between active and passive management styles. In addition, Shares are bought and sold on Exchanges like other listed securities throughout the trading day at market prices close to NAV, can be sold short without regard to the up-tick provisions of Rule 10a-1 under the Exchange Act (i.e., Shares can be sold on a downtick), can be purchased on margin, can be purchased or sold by limit order, and are valued on a real time basis. Index-ETFs are already being used by institutional investors for these purposes, particularly as a “place to park cash.”64

____________________
63           PPI Report at 321.

64           See Ian Salisbury, Individuals Now Rule ETF Realm – Barclays, State Street Cite Low Costs, Investing Ease In Appeal on Main Street, WALL ST. J., April 1, 2006.

In addition, Applicants submit that Condition B.12 addresses concerns over meaninglessly complex arrangements. Under Condition B.12, no Fund may acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the Act.

VI.           EXPRESS CONDITIONS TO THE APPLICATION

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.	Actively Managed Exchange Traded Relief

1.	As long as a Fund operates in reliance on the requested order, the Shares of such Fund will be listed on an Exchange.

2.
Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Each Fund’s Prospectus and advertising material will prominently disclose that the Fund is an “actively managed exchange-traded fund” or “actively managed ETF”, or more specifically, a “transparent actively managed exchange-traded fund” or “transparent actively managed ETF”.  Each Prospectus also will prominently disclose that the Shares are not individually redeemable shares and will disclose that the owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only. Any advertising material that describes the purchase or sale of the Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to a Fund in Creation Units only.

3.
The Website for the Trust, which will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund: (a) the prior Business Day’s NAV and the Bid/Ask Price, and a calculation of the premium or discount of the Bid/Ask Price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters (or for the life of the Fund, if shorter).

4.
The Prospectus and annual report for each Fund will include: (a) the information listed in condition A.5(b), (i) in the case of the Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years (or for the life of the Fund, if shorter); and (b) the cumulative total return and the average annual total return based on NAV and Bid/Ask Price calculated on a per Share basis for one, five and ten year periods (or for life of the Fund, if shorter).

5.
No Adviser or Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Security for the Fund through a transaction in which the Fund could not engage directly.

6.
On each Business Day, before the commencement of trading in Shares on the Fund’s Listing Exchange, the Fund will disclose on its Website the Portfolio Securities Disclosure List and other assets held by the Fund that formed the basis of the Fund’s most recent calculation of NAV.

B.	Section 12(d)(1) Relief

1.
The members of the Investing Fund Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of the Investing Fund Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund Advisory Group or the Investing Fund Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Fund Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.
No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or a Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.
The board of directors or trustees of an Investing Management Company, including a majority of the non-interested directors or trustees, will adopt procedures reasonably designed to assure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.
Once an investment by an Investing Fund in the securities of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board of a Fund, including a majority of the non-interested Board members, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.
The Investing Fund Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the Act) received from a Fund by the Investing Fund Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Investing Fund Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Investing Fund Adviser, or trustee or Sponsor of an Investing Trust, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.
No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.
The Board of the Fund, including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of Beneficial Owners.

8.
Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.
Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), any Investing Fund will execute an Investing Fund Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment.  At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate.  The Investing Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs.  The Fund and the Investing Fund will maintain and preserve a copy of the order, the agreement, and the list with   any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an accessible place.

10.
Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the non-interested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded in the minute books of the appropriate Investing Management Company.

11.	Any sales charges and/or service fees with respect to shares of an Investing Fund will not exceed the limits applicable to an Investing Fund as set forth in Conduct Rule 2830 of the NASD.

12.	No Fund will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act.

VII.            NAMES AND ADDRESSES

The following are the names and addresses of Applicants:

RiverPark Advisors, LLC
RiverPark Advisors ETF Trust
156 West 56th Street
17th Floor
New York, NY  10019

[Distributor]

[to come]

Applicants request that all written communications concerning the Amended Application be directed to the persons and addresses printed on the Amended Application’s facing page. In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Amended Application dated December 22, 2010 have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.

RiverPark Advisors, LLC

By:  /s/Morty Schaja
Name: Morty Schaja
Title: President and Secretary

RiverPark Advisors ETF Trust

By:    /s/ Morty Schaja
Name:  Morty Schaja
Title:    Initial Trustee

[____________], as Distributor
By:
Name: _____________________
Title: ______________________

AUTHORIZATION
RIVERPARK ADVISORS, LLC

In accordance with Rule 0-2(c) under the Act, Morty Schaja states that all actions necessary to authorize the execution and filing of this Amended Application by RiverPark Advisors, LLC have been taken, and that as President of  RP Holding Group, the sole member thereof, he is authorized to execute and file the same on behalf of RiverPark Advisors, LLC. and all actions necessary to execute and file such instrument have been taken. Morty Schaja  further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

RP Holding Group LLC

By:  /s/ Morty Schaja
        Name:  Morty Schaja
        Title:  President

Date:  December 22, 2010

AUTHORIZATION
RIVERPARK ADVISORS ETF TRUST

In accordance with Rule 0-2(c) under the Act, Morty Schaja, in his capacity as Initial Trustee of the RiverPark Advisors ETF Trust (“Trust”), state that all actions necessary to authorize the execution and filing of this Amended Application have been taken, and the person signing and filing this document are authorized to do so on behalf of the Trust pursuant to his general authority as Initial Trustee of the Trust and pursuant to the following resolutions adopted by the Initial Trustee of the Trust on February 10,  2010:

RESOLVED, that Trust be, and hereby is, authorized to prepare and file with the Securities and Exchange Commission an application for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c), of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act granting an exemption from Section 17(a) of the Act, and pursuant to Section 12(d)(1)(J) of the Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

/s/ Morty Schaja
Morty Schaja
Chief Executive Officer
Initial Trustee

Date:  December 22, 2010

APPENDIX A

Initial Funds

1.  RiverPark Small Cap Growth  ETF

Investment Objective

RiverPark Small Cap Growth ETF (“RiverPark Small Cap” or the “Fund”) seeks long-term capital appreciation.

Principal Investment Strategies

RiverPark Small Cap seeks long-term capital appreciation by investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities of small capitalization companies that RiverPark Advisors, LLC, the Fund’s investment adviser (“RiverPark” or the “Adviser”) believes have above-average growth prospects.  The Fund considers companies with market capitalizations at the time of purchase less than $2.5 billion to be small capitalization companies.  RiverPark uses a fundamental research driven approach to identifying those industries and companies with the strongest growth prospects for revenue, earnings and/or cash flow over the medium and long term and seeks to buy stock in those companies at attractive valuations.  The Fund may invest in companies in any industry.  The Fund expects to invest primarily in the securities of U.S. companies, but it may also invest outside the U.S.

The Fund invests in industries that RiverPark believes are the beneficiaries of long-term secular changes in the global economy and companies within those industries that are gaining market share and have, what RiverPark believes to be, long-term sustainable competitive advantages and positions protected by strong barriers to entry.  RiverPark seeks companies with latent pricing power, expanding free cash flow and a high return on invested capital.  RiverPark also looks for companies with strong and experienced management teams with clear business objectives.  RiverPark believes it can gain an investment advantage not only through its primary research and by developing conviction in business models, but also because it invests with a long-term time horizon.

RiverPark’s investment process includes several well-defined steps.  First, RiverPark frames the investment opportunity by analyzing the investment characteristics of both the industry and the specific company with a focus on the medium- and long-term secular and structural dynamics involved, such as sustainable competitive advantages, barriers to entry, technological innovation, changes in government regulation and demographic trends.  The next step includes fundamental research, including company visits and primary research of competitors, customers and suppliers, as RiverPark seeks to gain conviction in both the competitive dynamics within the industry and the reputation, skill and drive of the management team.  Finally, RiverPark creates and maintains detailed, proprietary financial models of the revenues, earnings and cash flows of each potential investment and establishes price targets that encompass its view of the firm’s future enterprise value.  RiverPark’s purchase and sell disciplines are driven by combining its own proprietary projections of the future fundamentals of a business with what it believes are conservative valuation metrics.

RiverPark’s goal is to invest only when it can firmly establish conviction in the business prospects of the company and when it believes valuations are compelling.  RiverPark looks for the opportunity to invest in its high conviction ideas at times when it believes a company’s prospects are misunderstood by other investors or analysts, the markets react to short-term events, and/or business models change.

2.  RiverPark Short Term High Yield ETF

Investment Objective

The RiverPark Short Term High Yield ETF (“RiverPark Short Term” or the “Fund”) seeks high current income and capital appreciation consistent with the preservation of capital.

Principal Investment Strategies

RiverPark Short Term seeks high current income and capital appreciation consistent with the preservation of capital by investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in short term debt, preferred stock, convertible bonds, bank loans and high yield bonds (“Securities”) such as securities issued by the U.S. Government, its agencies and instrumentalities, or corporate bonds or notes that Cohanzick Management Inc. (“Cohanzick”), RiverPark Short Term’s sub-adviser, deems appropriate for the Fund’s investment objective.  Under normal circumstances, RiverPark Short Term will invest no less than 65% of its net assets in high yield securities, also known as “junk bonds,” rated BB or below by a Rating Agency or, if unrated, determined by Cohanzick to be of comparable quality.  RiverPark Short Term will typically invest in Securities having a maturity date of three years or less.  However, the Fund may invest up to 25% of its assets in Securities having a maturity date in excess of three years, provided, that, at the time of purchasing such Securities, Cohanzick reasonably believes that a Qualifying Feature (as described below) will cause such Securities to be redeemed in three years or less.  “Qualifying Feature” means any of the following: (a) an announcement of an event of the issuer, such as an issuer announcement of an early redemption; (b) a relevant contractual feature of the Security, such as provisions allowing holders a mandatory put date; (c) a specific attribute of such Security such as contractual sinking fund requirements and/or cash flow sweeps; or (d) the Security has floating rate coupons.

In addition to considering economic factors such as the effect of interest rates on RiverPark Short Term’s investments, Cohanzick applies a “bottom up” approach in choosing investments.  This means that Cohanzick looks at income-producing securities one at a time to determine if a security is an attractive investment opportunity and if it is consistent with the Fund’s investment objective.  If Cohanzick is unable to find such investments, the Fund’s uninvested assets may be held in cash or similar investments, subject to the Fund’s specific investment objective.

RiverPark Short Term may invest no more than 20% of its net assets in bank loans.

3.  RiverPark/Gravity Long-Biased Fund

Investment Objective

The RiverPark/Gravity Long-Biased Fund (“RiverPark/Gravity Long-Biased ” or the “Fund”) seeks long-term capital appreciation.

Principal Investment Strategies

RiverPark Gravity seeks long-term capital appreciation with reduced market-related risk by investing up to 100% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities of large capitalization companies that Gravity, the Fund’s sub-adviser, believes are significantly undervalued relative to their long term prospects. The Fund considers companies with market capitalizations in excess of $5 billion to be large capitalization companies. The Fund will generally not be fully invested and will use cash and/or short positions in equity exchange-traded funds (“ETFs”) to reduce its market exposure. The Fund expects to invest primarily in the securities of U.S. companies, but it may also invest outside of the U.S.

Gravity’s investment process is both disciplined and repeatable. Gravity filters all prospective investments via a process that seeks to distill any potential security acquisition into three main elements: the quality of the business in question, the quality of the management running the business, and the price the market is asking us to pay. Gravity's analysis focuses on these three critical drivers of value and seeks to answer these questions, among others: What are the barriers to entry in the business, and does the company have a sustainable competitive advantage? What are its long-term growth prospects? In terms of management, are they good long-term stewards of the business, and do they know how to allocate capital -- or are they poor re-investors of their company’s profits? Regarding price, is there a wide disconnect between the current market price and our estimate of intrinsic value? Does the price allow for a “margin of safety,” so that even if business conditions remain mediocre the investor does not lose much money?

After answering such questions, Gravity grades each security from A to F on all three factors. When all three – business, management and price – line up with high marks, Gravity purchases the security, otherwise – which is most of the time – Gravity does nothing, preferring instead to wait, analyze and watch. Gravity believes this process provides a repeatable, predictable framework to make sound investment decisions as well as the discipline and patience to be highly selective in Gravity’s ultimate choices. Not only must the price be cheap, the business and the management must be sound as well.

Gravity intends to overlay its long portfolio with selective shorting of both individual stocks and equity market index ETFs. Gravity believes that such a strategy can both smooth volatility of returns and help protect capital in down markets. In addition, Gravity also intends to hold cash when no suitable investment opportunities can be found, and this will also dampen volatility and protect capital in down markets.

The Fund may sell a security short so long as, as a result of that sale, the current value of securities sold short by that Fund would not exceed 30% of the value of its net assets. The amount of shorts in the portfolio at any given time will be dependent on two critical factors. First, Gravity will weigh overall macroeconomic conditions, the state of securities markets both here and abroad and other “top down” considerations; the more bearish Gravity’s analysis is of such factors, the greater the short overlay. Second, during the course of organic, long-oriented research Gravity may identify individual securities it believes to be overvalued and will short them based on a “bottoms up” fundamental analysis.

APPENDIX B -
INDEX OF CERTAIN DEFINED TERMS

Act	1
Active ETF Orders	5
Administrator	9
Adviser	1
Adviser Affiliate	23
Advisers Act	7
Affiliated Fund	80
Affiliated Underwriting.	92
Applicants	1
Application	1
Balancing Amount	34
Basket Securities	19
Baskets	19
Beneficial Owners	28
Bid/Ask Price	27
Board	6
Brokers	3
Business Day	15
Calendar Quarter-End Days	23
Cash Redemption Payment	45
Client Accounts	8
Combination Funds	13
Concept Release	6
Creation Unit	20
Current Active ETFs	13
Custodian	9
Deposit Securities	19
Deposit Security Basket	19
Depositary Receipts	17
Depository	17
Designated Liquidity Provider	29
Distributor	8
Division	6
Domestic Combination Funds	13
Domestic Equity Funds	13
Domestic Fixed Income Funds	13
Domestic Funds	14
DTC	28

DTC Participant	29
Equity Funds	13
ETF Rule Proposal	6
ETFs	5
Exchange	2
Exchange Act	3
Exchange Market Maker	15
FINRA	17
Fixed Income Funds	13
Foreign Combination Funds	14
Foreign Equity Funds	14
Foreign Fixed Income Funds	14
Foreign Funds	14
Fund Affiliate	91
Funds	1
Future Funds	1
Global Combination Funds	14
Global Equity Funds	14
Global Fixed Income Funds	14
Global Funds	14
Grail Active ETFs	5
Grail Order	5
Index-ETFs	6
Initial Funds	1
Investing Fund Participation Agreement	4
Investing Funds	3
Investing Funds Adviser	91
Investing Funds Relief	3
Investing Funds Sub-Adviser	91
Investing Funds’ Advisory Group	90
Investing Funds’ Sub-Advisory Group	91
Investing Management Companies	3
Investing Trusts	3
Listing Exchange	11
Nasdaq	18
NAV	2
NSCC	33
NYSE	10
NYSE Arca	18
Order	1
Order Cut-Off Time	40
Participant Agreement	33
Portfolio Deposit	34
Portfolio Securities	9, 10
Portfolio Securities Disclosure List	15
PowerShares Order	5

PPI Report	90
Prospectus	7
Redemption Securities	19
Redemption Securities Basket	19
Registration Statement	6
RIC	7
SAI	9
Second-Tier Affiliates	77
Securities Act	6
Shareholder Reports	51
Shares	2
Shares Clearing Process	36
Sponsor	91
Sub-Adviser	8
Sub-Adviser Affiliate	23
T+1	26
T+3	38
TBA Transaction	31
Transaction Fees	32
Transmittal Date	39
Trust	1
UITs	3
Underlying Securities	17
Underwriting Affiliate	91
Website	15
WisdomTree Order	5